Exhibit 99.2

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying audited financial statements and related notes. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this Management’s Discussion & Analysis (“MD&A”) and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities, regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is March 21, 2024.

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG. The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “January 2023 Exploration Update At New Found Gold Corp’s Queensway Gold Project in Newfoundland and Labrador, Canada” with an effective date of January 24, 2023, prepared by R. Eccles P.Geo of Apex Geoscience in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at WeWork c/o New Found Gold Corp., 1600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L4, and its registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5. On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”. On September 29, 2021, the Company also listed its shares on the NYSE American stock exchange under the symbol “NFGC”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

The Queensway Project is comprised of 96 mineral licenses, including 6,659 claims comprising 166,475ha of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the northern portion of the project and has high voltage electric transmission lines running through the project area. The Queensway Project is divided into two blocks, Queensway North (“QWN”) which is designated to the claim group north of Gander Lake and Queensway South (“QWS”) which is the property portion located south of Gander Lake.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive Chairman), Vijay Mehta, Denis Laviolette, Ray Threlkeld and Douglas Hurst.

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway project consists of licences that were acquired through 1) online map staking with the Government of Newfoundland, 2) the successful completion of a series of Option Agreements (9 Option Agreements), and 3) as part of a current Option Agreement announced on November 3, 2022. Some licences were acquired via a direct purchase agreement. The optioned lands also carry various net smelter royalties which are summarized in the table below. The current Option Agreement increased the property package by 551 individual claims totalling 13,775ha and added 6.1km of strike length on the Appleton Fault Zone. In 2022, NFG conducted additional map staking adding 4 new claims. By the end of Q3 2023, NFG increased the property package by 60 new claims expanding the Queensway project to 6,659 claims for a total of 166,475 ha.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project mineral licence description and status (reported by blocks of contiguous licences/claims)

A)	Queensway North Block

									Annual			NSR
									Minimum		NSR	Buyback
			No. of	Area		Issued	Renewal	Report Due	Expenses	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	Claims	(km²)	Status	Date	Date	Date	Due	Due Date	(%)	(%)
006821M	New Found Gold Corp.	Gander River, Central NL	2	0.50	Issued	1999-05-17	2023-05-17	2023-07-17	$4,591.50	2026-05-17	2.5	1
007984M	New Found Gold Corp.	Glenwood, Central NL	50	12.50	Issued	1998-11-13	2023-11-13	2025-01-13	N/A	N/A	0.4	0
022216M	New Found Gold Corp.	Glenwood, Central NL	6	1.50	Issued	2014-06-12	2024-06-12	2024-08-12	$6,731.36	2032-06-12	1.6	1
022491M	New Found Gold Corp.	Gander Lake Area, Central NL	12	3.00	Issued	2014-11-06	2024-11-06	2025-01-06	$13,227.96	2032-11-06	1.6	1
023720M	New Found Gold Corp.	Glenwood, Central NL	4	1.00	Issued	2001-12-31	2024-01-01	2024-02-29	$7,657.67	2026-12-31	1	0
023721M	New Found Gold Corp.	Glenwood, Central NL	2	0.50	Issued	2001-12-31	2024-01-01	2024-02-29	$1,522.60	2025-12-31	1	0
023804M	New Found Gold Corp.	Glenwood, Central NL	12	3.00	Issued	2001-02-19	2023-02-20	2023-04-20	$12,313.65	2026-02-19	1.6	1
023860M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2024-06-06	$10,953.23	2033-04-07	0.6	0
023861M	New Found Gold Corp.	Joe Batts Pond, Central NL	16	4.00	Issued	2016-04-07	2026-04-07	2024-06-06	$15,931.97	2033-04-07	1	0
023862M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2024-06-06	$3,982.99	2033-04-07	0.6	0
023863M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2024-06-06	$10,953.23	2033-04-07	1	0
023864M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2016-04-07	2026-04-07	2024-06-06	$2,987.24	2033-04-07	1	0
023866M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2024-06-06	$1,966.33	2033-04-07	1	0.5
023874M	New Found Gold Corp.	Joe Batts Brook, Central NL	8	2.00	Issued	2016-04-11	2026-04-13	2024-06-10	$7,965.98	2033-04-11	1.6	1
023875M	New Found Gold Corp.	Joe Batts Pond, Central NL	3	0.75	Issued	2016-04-12	2026-04-13	2023-06-12	$2,700.00	2029-04-12	1.6	1
023881M	New Found Gold Corp.	Joe Batts Brook, Central NL	7	1.75	Issued	2016-04-21	2026-04-21	2023-06-20	$6,300.00	2029-04-21	1.6	1
023916M	New Found Gold Corp.	Gander Lake Area, Central NL	4	1.00	Issued	2016-05-05	2026-05-05	2024-07-04	$3,982.99	2033-05-05	1.6	1
023962M	New Found Gold Corp.	The Outflow, Central NL	9	2.25	Issued	2016-05-19	2026-05-19	2024-07-18	$7,039.56	2033-05-19	1.6	1
023987M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	11	2.75	Issued	2016-06-07	2026-06-08	2024-08-06	$5,407.41	2033-06-07	1.6	1
024026M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2024-08-29	$2,949.50	2033-06-30	1.6	1
024031M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2023-08-29	$5,400.00	2029-06-30	1.6	1
024136M	New Found Gold Corp.	Gander River Area, Central NL	25	6.25	Issued	2016-09-13	2026-09-14	2024-11-12	$30,000.00	2033-09-13	0.4	0
024138M	New Found Gold Corp.	Gander Lake, Central NL	21	5.25	Issued	2016-09-15	2026-09-15	2024-11-14	$25,200.00	2033-09-15	1.6	1
024139M	New Found Gold Corp.	Gander Lake, Central NL	30	7.50	Issued	2016-09-15	2026-09-15	2024-11-14	$36,000.00	2033-09-15	1.6	1
024140M	New Found Gold Corp.	Joe Batts Pond, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1
024141M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1
024264M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	4	1.00	Issued	2016-10-24	2026-10-26	2024-12-23	$4,800.00	2033-10-24	0.4	0
024265M	New Found Gold Corp.	Appleton, Central NL	12	3.00	Issued	2016-10-24	2026-10-26	2024-12-23	$14,400.00	2033-10-24	0.4	0
024266M	New Found Gold Corp.	Joe Batts Pond, Central NL	128	32.00	Issued	2016-10-24	2026-10-26	2024-12-23	$12,677.96	2032-10-24	0.4	0
024268M	New Found Gold Corp.	Millers Brook, Central NL	56	14.00	Issued	2016-10-24	2026-10-26	2024-12-23	$37,446.05	2032-10-24	1.6	1
024997M	New Found Gold Corp.	Glenwood Area, Central NL	21	5.25	Issued	2017-04-27	2027-04-27	2024-06-26	$10,323.24	2033-04-27	1.6	1
025008M	New Found Gold Corp.	Gander Lake, Central NL	13	3.25	Issued	2017-05-04	2027-05-04	2024-07-03	$12,944.72	2033-05-04	1	0
026074M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2018-05-31	2023-05-31	2024-07-30	$2,087.24	2033-05-31	2.2	1
030714M	New Found Gold Corp.	King's Point, Gander Lake	8	2.00	Issued	2020-05-02	2025-05-02	2024-07-01	$6,710.45	2033-05-02	1	0
035198M	Suraj Amarnani	Fourth Pond	168	42.00	Issued	2022-10-11	2027-10-11	2024-01-09	$33,600.00	2023-11-10	0	0
035681M	New Found Gold Corp.	The Outflow, Central NL	4	1.00	Issued	2023-03-16	2028-03-16	2024-05-15	$800.00	2024-03-16	0	0

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

B)	Queensway South Block

												NSR
									Annual		NSR	Buyback
			No. of	Area				Report Due	Minimum	Expenses Due	Royalty	Provision
Licence No.	Title Holder	Location	Claims	(km²)	Status	Issued Date	Renewal Date	Date	Expenses Due	Date	(%)	(%)
022236M	New Found Gold Corp.	Southwest Gander River, Central NL	5	1.25	Issued	2014-06-12	2024-06-12	2023-08-11	$508.21	2023-06-12	1	0.5
022260M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-06-13	2024-06-13	2024-08-12	$436.83	2024-06-13	1	0.5
022342M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-08-25	2024-08-25	2024-10-24	$828.59	2025-08-25	1	0.5
023239M	New Found Gold Corp.	Pauls Pond, Central NL	2	0.50	Issued	2015-08-12	2025-08-12	2024-10-11	$1,187.57	2025-08-12	1	0.5
023495M	New Found Gold Corp.	Northwest Gander River, Central NL	5	1.25	Issued	2015-11-19	2025-11-19	2024-01-18	$2,448.69	2023-11-19	1	0.5
023498M	New Found Gold Corp.	Northwest Gander River, Central NL	8	2.00	Issued	2015-11-19	2025-11-19	2024-01-18	$3,882.09	2023-11-19	1	0.5
024435M	New Found Gold Corp.	Greenwood Pond, Central NL	7	1.75	Issued	2016-11-21	2026-11-23	2024-01-22	$1,428.47	2023-11-21	1	0.5
024436M	New Found Gold Corp.	Greenwood Pond, Central NL	3	0.75	Issued	2016-11-21	2026-11-23	2024-01-22	$1,277.65	2024-11-21	1	0.5
024557M	New Found Gold Corp.	Bear Pond, Central NL	250	62.50	Issued	2016-12-12	2026-12-14	2023-02-10	$105,663.21	2022-12-12	1	0
024558M	New Found Gold Corp.	Great Gull River, Central NL	239	59.75	Issued	2016-12-12	2026-12-14	2023-02-10	$100,989.75	2022-12-12	1	0
024559M	New Found Gold Corp.	Northwest Gander River, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2023-02-10	$116,036.32	2022-12-12	1	0
024560M	New Found Gold Corp.	Careless Brook, Central NL	121	30.25	Issued	2016-12-12	2026-12-14	2024-02-12	$63,185.40	2023-12-12	1	0
024561M	New Found Gold Corp.	Eastern Pond, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2023-02-10	$69,687.96	2022-12-12	1	0
024562M	New Found Gold Corp.	Hussey Pond, Central NL	241	60.25	Issued	2016-12-12	2026-12-14	2023-02-10	$109,210.11	2022-12-12	1	0
024563M	New Found Gold Corp.	Eastern Pond, Central NL	236	59.00	Issued	2016-12-12	2026-12-14	2023-02-10	$99,717.74	2022-12-12	1	0
024565M	New Found Gold Corp.	Gander Lake, Central NL	12	3.00	Issued	2016-12-12	2026-12-14	2023-02-10	$1,509.68	2022-12-12	1	0
024566M	New Found Gold Corp.	Gander Lake, Central NL	125	31.25	Issued	2016-12-12	2026-12-14	2023-02-10	$60,031.83	2022-12-12	1	0
024567M	New Found Gold Corp.	Gander Lake, Central NL	106	26.50	Issued	2016-12-12	2026-12-14	2023-02-10	$50,830.46	2022-12-12	1	0
024568M	New Found Gold Corp.	Birch Pond, Central NL	254	63.50	Issued	2016-12-12	2026-12-14	2023-02-10	$107,360.90	2022-12-12	1	0
024569M	New Found Gold Corp.	Southwest Gander River, Central NL	221	55.25	Issued	2016-12-12	2026-12-14	2023-02-10	$106,523.78	2022-12-12	1	0
024570M	New Found Gold Corp.	Dennis Brook, Central NL	117	29.25	Issued	2016-12-12	2026-12-14	2023-02-10	$49,185.49	2022-12-12	1	0
024571M	New Found Gold Corp.	Winter Brook, Central NL	153	38.25	Issued	2016-12-12	2026-12-14	2023-02-10	$15,598.82	2022-12-12	1	0
025766M	New Found Gold Corp.	Pauls Pond, Central NL	163	40.75	Issued	2016-12-12	2026-12-14	2023-02-10	$68,720.03	2022-12-12	1	0
030710M	New Found Gold Corp.	Little Dead Wolf Pond	144	36.00	Issued	2020-05-02	2025-05-02	2024-07-01	$33,831.05	2024-05-02	1	0
030716M	New Found Gold Corp.	Third Berry Hill Pond	224	56.00	Issued	2020-05-02	2025-05-02	2024-07-01	$46,121.42	2024-05-02	0	0
030722M	New Found Gold Corp.	Hunt's Pond	149	37.25	Issued	2020-05-02	2025-05-02	2024-07-01	$35,005.74	2024-05-02	1	0
030726M	New Found Gold Corp.	Joe's Feeder Cove	5	1.25	Issued	2020-05-02	2025-05-02	2024-07-01	$1,347.81	2027-05-02	1	0
030727M	New Found Gold Corp.	Dead Wolf Brook	195	48.75	Issued	2020-05-02	2025-05-02	2024-07-01	$40,150.35	2024-05-02	1	0
030733M	New Found Gold Corp.	Rocky Brook	173	43.25	Issued	2020-05-02	2025-05-02	2024-07-01	$35,620.56	2024-05-02	1	0
030737M	New Found Gold Corp.	Caribou Lake	247	61.75	Issued	2020-05-02	2025-05-02	2024-07-01	$50,857.12	2024-05-02	1	0
030739M	New Found Gold Corp.	Great Gull River	224	56.00	Issued	2020-05-02	2025-05-02	2024-07-01	$39,274.23	2024-05-02	1	0
030740M	New Found Gold Corp.	Ribbon Ponds	1	0.25	Issued	2020-05-02	2025-05-02	2024-07-01	$192.39	2024-05-02	0	0
030741M	New Found Gold Corp.	Southwest Gander River Cove	2	0.50	Issued	2020-05-02	2025-05-02	2024-07-01	$265.12	2025-05-02	1	0
030742M	New Found Gold Corp.	Steeles Brook	32	8.00	Issued	2020-05-02	2025-05-02	2024-07-01	$5,610.61	2024-05-02	1	0
030745M	New Found Gold Corp.	Dead Wolf Brook	101	25.25	Issued	2020-05-02	2025-05-02	2024-07-01	$20,795.83	2024-05-02	1	0
030746M	New Found Gold Corp.	Southwest Islands View	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$672.68	2026-05-02	1	0
030747M	New Found Gold Corp.	Owl Pond	37	9.25	Issued	2020-05-02	2025-05-02	2024-07-01	$7,618.27	2024-05-02	1	0
030748M	New Found Gold Corp.	Southwest Pond	140	35.00	Issued	2020-05-02	2025-05-02	2024-07-01	$28,825.88	2024-05-02	1	0
030752M	New Found Gold Corp.	Miguel's Lake	78	19.50	Issued	2020-05-02	2025-05-02	2024-07-01	$16,060.14	2024-05-02	1	0
030753M	New Found Gold Corp.	Gander Lake	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$37.68	2025-05-02	1	0
030754M	New Found Gold Corp.	Little Gander Lake	172	43.00	Issued	2020-05-02	2025-05-02	2024-07-01	$35,414.66	2024-05-02	0	0
030755M	New Found Gold Corp.	Rocky Brook	30	7.50	Issued	2020-05-02	2025-05-02	2024-07-01	$6,176.98	2024-05-02	0	0
030756M	New Found Gold Corp.	Southwest Pond	88	22.00	Issued	2020-05-02	2025-05-02	2024-07-01	$18,119.14	2024-05-02	1	0
030763M	New Found Gold Corp.	Rocky Brook	45	11.25	Issued	2020-05-02	2025-05-02	2024-07-01	$9,265.46	2024-05-02	0	0
030765M	New Found Gold Corp.	Berry Hill Brook	124	31.00	Issued	2020-05-02	2025-05-02	2024-07-01	$25,531.50	2024-05-02	0	0
030768M	New Found Gold Corp.	Gander Lake Prime	149	37.25	Issued	2020-05-02	2025-05-02	2023-07-03	$39,040.07	2023-05-02	1	0
030771M	New Found Gold Corp.	Northwest Gander River	37	9.25	Issued	2020-05-02	2025-05-02	2024-07-01	$7,618.27	2024-05-02	1	0
030783M	New Found Gold Corp.	Little Dead Wolf Brook	41	10.25	Issued	2020-05-02	2025-05-02	2024-07-01	$9,632.45	2024-05-02	0	0
035087M	New Found Gold Corp.	Gander Lake Prime	2	0.50	Issued	2022-10-13	2027-10-13	2023-12-12	$400.00	2023-10-13	0	0
035338M	New Found Gold Corp.	Gillingham's Pond	53	13.25	Issued	2023-01-05	2028-01-05	2024-03-05	$10,600.00	2024-01-05	0	0
036670M	Alicia Moning	Careless Brook, Central NL	6	1.50	Issued	2023-10-26	2028-10-26	2024-12-25	$1,200.00	2024-10-26	0	0

C)	Twin Ponds Block

									Annual			NSR
									Minimum		NSR	Buyback
						Issued	Renewal	Report Due	Expenses	Expenses Due	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Date	Date	Date	Due	Date	(%)	(%)
024270M	New Found Gold Corp.	Island Pond, Central NL	107	26.75	Issued	2016-10-24	2026-10-26	2023-12-25	$13,350.26	2027-10-24	1.6	1
024274M	New Found Gold Corp.	Twin Ponds, Central NL	77	19.25	Issued	2016-10-24	2026-10-26	2023-12-25	$7,295.39	2027-10-24	1.6	1
035048M	Suraj Amarnani	Twin Ponds	42	10.50	Issued	2022-09-29	2027-09-29	2023-11-28	$8,400.00	2023-09-29	0	0

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

D)	Ten Mile Duder Lake Block

									Annual			NSR
									Minimum		NSR	Buyback
							Renewal	Report	Expenses	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Date	Due Date	Due	Due Date	(%)	(%)
035047M	Aidan ONeil	Ten Mile-Duder Lake	209	52.25	Issued	2022-09-29	2027-09-29	2023-11-28	$41,800.00	2023-09-29	0	0
035050M	Josh Vann	Ten Mile Lake	2	0.50	Issued	2022-09-29	2027-09-29	2023-11-28	$400.00	2023-09-29	0	0

E)	South Pond Block

									Annual			NSR
									Minimum		NSR	Buyback
							Renewal	Report	Expenses	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Date	Due Date	Due	Due Date	(%)	(%)
035197M	Aidan ONeil	South Pond	130	32.50	Issued	2022-10-11	2027-10-11	2024-01-09	$26,000.00	2023-11-10	0	0
035209M	New Found Gold Corp.	South Pond	2	0.50	Issued	2022-11-10	2027-11-10	2024-01-09	$400.00	2023-11-10	0	0

F)	Bellman’s Pond Block

									Annual			NSR
									Minimum		NSR	Buyback
							Renewal	Report	Expenses	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Date	Due Date	Due	Due Date	(%)	(%)
030775M	New Found Gold Corp.	Bellman's Pond	1	0.25	Issued	2020-05-02	2025-05-02	2024-07-01	$221.43	2024-05-02	0	0

G)	Little Rocky Brook Block

									Annual			NSR
									Minimum		NSR	Buyback
							Renewal	Report	Expenses	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Date	Due Date	Due	Due Date	(%)	(%)
030777M	New Found Gold Corp.	Little Rocky Pond, Gander River	114	28.50	Issued	2020-05-02	2025-05-02	2024-07-01	$26,782.91	2024-05-02	0	0

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

600000
640000
680000
5440000
5400000
5360000
Ten Mile - Duder Lake
Lewisporte
Bellman's Pond
South Pond
Little Rocky Brook
Botwood
Twin Ponds
Bishops Falls
Glenwood
Queensway North
Gander
Grand Falls-Windsor
Queensway South
N
Legend
City/Town
Major Highway
Secondary Highway
Waterbodies
Mineral Licence Block
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Queensway Project
Mineral Licence Blocks
1:800,000
UTM N83 Zone 21
February 2024
0
25
km
APEX GEOSCIENCE

Queensway Project – Claim Groups

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Ten Mile - Duder Lake
035047M
035050M
Little Rocky Brook
030777M
Bellman's Pond
030775M
South Pond
035197M
035209M
Twin Ponds
035048M
024274M
024270M
Queensway North
026074M
035198M
024268M
023881M
023860M
024136M
023863M
024031M
024026M
023987M
024141M
024264M
006821M
023864M
023862M
023874M
023720M
023861M
023721M
023866M
024140M
023875M
022491M
023916M
024266M
025008M
024139M
024138M
030714M
023962M
024265M
023804M
035681M
022216M
007984M
024997M
Glenwood
Gander
Queensway South
650000
660000
670000
680000
5460000
5450000
5440000
5430000
5420000
N
Legend
City/Town
Major Highway
Secondary Highway
Watercourse
Waterbodies
Mineral Licence Number
Ten Mile - Duder Lake
Bellman's Pond
Little Rocky Brook
South Pond
Twin Ponds
Queensway North
Queensway South
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Queensway Mineral Licences North
1:300,000
UTM N83 Zone 21
February 2024
0
10
km
APEX GEOSCIENCE

Queensway Project – Queensway North mineral licences, and the separate licences of Twin Ponds, Ten Mile-Duder Lake, South Pond, Bellman’s Pond, and Little Rocky Brook

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

620000
640000
660000
5420000
5400000
5380000
5360000
Bishops Falls
Glenwood
Gander
Queensway North
Queensway South
N
036670M
035087M
024560M
030753M
030746M
024565M
030726M
030768M
030722M
024566M
035338M
024567M
030741M
024569M
030710M
030771M
024562M
024571M
030783M
023239M
024559M
030727M
022236M
022342M
022260M
030745M
024436M
023498M
023495M
024435M
025766M
030737M
024570M
024568M
030756M
024563M
024557M
024561M
030748M
024558M
030752M
030755M
030763M
030742M
030747M
030733M
030740M
030739M
030754M
030765M
030716M
Legend
City/Town
Major Highway
Secondary Highway
Watercourse
Waterbodies
Mineral Licence Number
Queensway North
Queensway South
NEWFOUND
GOLD CORP
Queensway Project, NL, Canada
Queensway Mineral Licences South
1:500,000
UTM N83 Zone 21
February 2024
0
10
km
APEX
GEOSCIENCE

Queensway Project – Queensway South mineral licences

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Locations of Gold Prospects

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Environmental and Exploration Permitting

NFG is responsible for obtaining all permits in accordance with the laws of Newfoundland and Labrador to conduct exploration activities at the Queensway Property. Exploration activities require approval from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. These specify the activities that are allowed in the area; they are typically valid for one year and can be renewed.

The different permits and licence requirements in the province of Newfoundland and Labrador can include:

1.	Exploration Approvals: An Exploration Approval Permit enables an exploration company to conduct prospecting, rock and soil geochemistry, line cutting, trenching, bulk sampling, airborne and/or ground geophysical surveys, fuel storage, ATV usage, diamond drilling, etc.
2.	Water Use Licence: Activities that require water to be drawn from surface waterways or from aquifers require a Water Use Licence. These are typically valid for five years and can be renewed. These permits are no longer needed for drilling and trenching activities.
3.	Licence to Occupy: Required if a camp location was to be used for a period longer than that which was allowed as part of the Exploration Approval Permit. This permit is obtained from the Provincial Department of Crown lands. These are typically valid for five years and can be renewed.
4.	Section 39 Permit: When field activities occur within a Protected Public Water Supply Area (PPWSA), restoration requirements and constraints on field activities are stipulated in a “Section 39 Permit” that is typically valid for one year and can be renewed.
5.	Section 48 Permit: If exploration activities include stream crossings and/or fording, or any work in and around any body of water, the Water Resources Management Division must be contacted to obtain a Section 48 Permit to Alter a Water Body under the Water Resources Act, 2002.
6.	Forestry Permits: NFG shall contact the nearest Forest Management District Office to obtain the following permits prior to commencing any activity as required.
7.	A commercial harvesting permit before the start of the exploration program if trees must be cut for access to exploration sites on Crown lands.
8.	An operating permit if operations are to take place on forest land during the forest fire season (May-September).
9.	During the forest fire season, a permit to burn must be obtained to ignite a fire on or within 300 m of forest land. NFG has never needed this permit.
10.	Development Permit: Any activity that meets the definition of development under the Urban and Rural Planning Act, 2000, within a municipal planning area/boundary will require application and permit from the Municipality.

The table below summarizes the permits, licences and approvals that have currently been granted to NFG:

●	Exploration Approvals (prefixed with E).
●	Water Use Licences (prefixed with WUL).
●	PPWSA Section 39 Permits (prefixed with PRO).
●	Section 49 Permits to Alter a Water Body (prefixed with ALT).
●	Other environmental permits.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of Queensway South, are restricted from exploration activities from mid-May to early-July as this area is a spring habitat for Newfoundland caribou.

Mineral licence 035198M in Queensway North encloses two known archaeological sites and covers a portion of the Gander River which has high archaeological potential. As such, the Provincial Archaeology Office recommends a 100 m buffer along the Gander River, and 50 m buffers around the two known sites. The two known archaeological sites in UTM Zone 21N NAD83 are: 1) 662938 m Easting, 5435800.33 m Northing and 2) 670038.33 m Easting, 5439264.60 m Northing.

With respect to title, mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M are owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively. Hence, NFG mineral rights ownership of these licence areas and the mineral occurrences that may occur within them are subject to successful completion of conditions of a single Option Agreement in place.

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Fault Zone (“JBPFZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on QWS.

Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPFZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access.  The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25km and 70km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)A 350 kV HVdc direct current line which passes through the approximate centre of QWS licences;

2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the QWN licences;
3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the QWN licences and follows the TCH and secondary routes.

Historical Work

There has been over 29,200 metres of core in 238 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012.  Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPFZ; the exploration drilling has been spread out amongst individual zones with drilling along 5km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse zones. Drilling at the JBPFZ has focussed along 3km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 Zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Paul’s Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 2,500 till samples, over 14,000 soil samples and 6,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPFZ or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

Queensway Project – Geological context of the Queensway Project Geological map from Colman-Sadd et al., 1990.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project- Integrated geological map of lithology, shear zones and gold showings in Queensway North.

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPFZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

Queensway Drill Program

On August 17, 2020, the Company announced it had initiated a 100,000m HQ-size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021, that it had increased the drilling program started in 2020 to a total of 200,000m; this program was further expanded on October 15, 2021 to 400,000m, followed by another extension to 500,000m on January 3, 2023, and then to 650,000m on January 4, 2024. This program is ongoing, and the Company currently has 5 drills operating in Q1 2024.

In 2020, the Company completed 66 drill holes for a total of 13,400m that expanded the Keats zone and lead to the discovery of Lotto and Golden Joint zones.

In 2021, the Company completed an additional 391 drill holes totalling 117,043m largely focused on expanding Keats, Golden Joint, Lotto, 1744 and Pocket Pond zones.

In 2022, a total of 187,770m was completed in 676 holes that lead to the discoveries of Keats North, Keats West, Lotto North and further expanded Keats, Golden Joint and Lotto zones in addition to continued systematic testing along the AFZ. The Company also completed a regional diamond drilling program designed to test high-priority targets at both Twin Ponds and QWS projects; both programs are the first phase of drilling completed by the Company. The QWS program targeted an area 50km south of the Keats Zone with a high concentration of gold anomalies surrounding the southern extension of the AFZ. This program generated encouraging results with twenty-seven holes returning significant gold mineralization and 10 holes across 4 targets containing visible gold. The exploration drilling program was designed to test a variety of targets in and around Paul’s Pond, Goose, Eastern Pond and Greenwood #2 prospects and resulted in the discovery of the Paul’s Pond and Devil’s Pond trends.  A first phase of drilling was also completed on the Twin Ponds testing early-stage exploration targets.

In 2023, a total of 195,899m was completed in 1001 holes that lead to several discoveries including Iceberg, Iceberg East, K2, Monte Carlo, Jackpot and Honeypot. Drilling rapidly expanded on these new discoveries, in addition to extending Keats West, Golden Joint and Keats. Notably the strike length of the Keats-Baseline Fault Zone was extended to 1.9km with the addition of Iceberg and Iceberg East. Regional exploration programs included the completion of a first pass drilling program on the newly optioned VOA ground that covers the northern extension of the AFZ testing 10 target areas, results are pending from this program. Follow-up drilling at QWS was also completed including the Paul’s Pond trend in addition to testing a number of new target areas, the results of this program are also pending. Other notable programs in 2023 include the completion of the 3D seismic acquisition by HiSeis, the results of which are expected by the end of Q1 2024 and will be used to guide deeper drilling along the AFZ segment on Queensway North. Trenching of the near-surface high-grade segment of the Keats zone finished in October 2023, along with preliminary mapping, and a detailed sampling and mapping program is scheduled for the spring.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The current drilling program is designed to test multiple exploration targets and zones along the 9.45km of the AFZ and 12km of the JBP Fault Zone at Queensway North. The primary focus at Queensway North is on the expansion of known zones of mineralization and testing key discovery areas at depth utilizing the seismic data such as at Keats, Iceberg, Keats West, K2, Lotto and Jackpot in addition to new targets generated by the seismic interpretation.  Meters have been allocated to regional programs at QWS with the potential for a follow-up program at VOA pending the results of the first-pass program. Regional diamond drilling programs are testing drill-ready targets generated through grassroots exploration activities in addition to follow-up programs from previously completed drill programs at both QWS and VOA.

The majority of drilling to date has occurred along the AFZ with drill counts ranging from 4-15 and a project-wide year-to-date total of 534,960m has been completed in 2,284 holes. The breakdown of meters drilled to date at QWN is as follows: 453 drill holes at the Keats prospect totalling 129,806m, 143 holes at the Keats North prospect totalling 30,895m, 161 holes at the Keats West prospect totalling 30,604m, 98 holes at Iceberg prospect totalling 24,212m, 91 holes at Iceberg East prospect totalling 19,400m, 147 holes at the Golden Joint prospect totalling 35,146m, 98 drill holes at the Lotto prospect totalling 26,485m, 42 drill holes at Lotto North prospect totalling 9,903m, 108 drill holes at the Monte Carlo prospect totalling 23,116m, 148 drill holes at the K2 prospect totalling 27,059m, 111 holes at the Jackpot prospect totalling 23,396m, 73 holes at the Everest prospect totalling 16,663m, 80 drill holes at the Knob/Rocket prospect totally 14,564m and 27 drill holes at the TCH prospect totalling 8,609m, with the balance of 269 drill holes totalling 58,057m completed at other zones/targets along the AFZ including the K2 West, Gambit, Cokes, Little-Powerline, Road, TCW, Dome, Grouse, Gander Outflow, Lonely Mountain and Big Dave.

The Company has also completed follow-up drilling along the JBP Fault Zone with 99 holes totalling 26,681m completed to date at the 798, 1744 and Pocket Pond prospects.

Regionally, at QWS, drilling is ongoing targeting the southern extension of the AFZ in addition to other regional targets; meters drilled to date is 19,059m in 89 drill holes. Along the northern extension of the AFZ on the VOA optioned ground, a first phase of drilling was completed in early 2024 consisting of 6,687m in 27 holes. At Twin Ponds, meters drilled to date is 1,509m in 7 drill holes.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

EVEREST
K2
HONEYPOT
JACKPOT
VEGAS
LOTTO NORTH
LOTTO
MONTE CARLO
POWERLINE
DOME
GOLDEN JOINT
ROAD
KEATS BASELINE FAULT ZONE
LITTLE
KEATS WEST
ICEBERG EAST
ICEBERG
COKES
KEATS NORTH
KEATS
421
TCW
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
KNOB
QUARRY
GROUSE
Glenwood
Appleton
QWN AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND
GOLD CORP
N
0
500
1,000m

Queensway Project –Knob to Everest plan map (February 29, 2024)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Keats Zone Drilling

To date the Company has focused significant drilling efforts at the Keats Zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. In August 2020, as follow-up to the 2019 drill program, NFGC began incrementally stepping out with diamond drilling from NFGC-19-01 identifying a brittle fault zone known as the “Keats-Baseline” (“KBFZ”) that has an east-northeast strike (N55°E) and dips to the southeast at approximately 60°. This brittle fault zone lies to the east of the AFZ and runs slightly oblique to it. The KBFZ forms an extensive damage zone that controls the development of a complex network of brittle, high-grade gold vein arrays that are epizonal in character.

Several significant gold assay intercepts have been encountered within multiple individual zones hosted by the KBFZ including  21.4 g/t Au over 8.05m and 14.9 g/t Au over 12.85m in NFGC-21-204 (reported on June 15, 2021), 21.1 g/t Au over 7.20m in NFGC-21-464 (reported on April 11, 2022), 124.4 g/t Au over 17.70m in NFGC-20-59 (reported on May 4, 2021), 9.12 g/t Au over 8.20m and 42.6 g/t Au over 11.75m in NFGC-22-593 (reported on June 6, 2022) and the discovery hole, NFGC-19-01 yielding 86.2 g/t Au over 20.50m (reported on January 28, 2020). The KBFZ has now been defined over a 1.9km strike connecting through to the recent discoveries at Iceberg and Iceberg-East and down to a maximum tested vertical depth of 450m.

A variety of fault and vein orientations have been encountered within and surrounding the KBFZ, forming a complex network of high-grade vein splays bifurcating from the KBFZ and the AFZ and producing several high-grade domains that plunge in varying orientations. Two vein orientations dominate, with the most prominent orientation being approximately parallel to the orientation of the KBFZ. Examples of such structures are the Umbra, Penumbra, Solstice, Eclipse, and 421 zones. It is important to note that both the Umbra and Penumbra structures strike north-south and can be traced through the Keats North prospect and play an important role in concentrating gold at Keats North and the northeast end of the Keats Main Zone.

In 2023, exploration testing at depths greater than 400m vertical was largely postponed in anticipation of the 3-D seismic data that will assist with targeting deeper, in the meantime the focus remained on near-surface discoveries such as the “421 Zone.” Initially discovered in April 2022, and located at the south end of the Keats Main Zone, the 421 domain of high-grade gold is controlled by the intersection of a series of south-to-southwest dipping gold-bearing structures that cover an area 160m wide with the KBFZ.

Early drilling into 421 returned the highlight intervals of 4.49 g/t Au over 3.55m and 7.85 g/t Au 4.85m in NFGC-21-421 (reported on April 11, 2022) and 4.31 g/t Au over 2.25m and 2.57 g/t Au over 10.40m in NFGC-21-467 (reported on April 11, 2022);  11.2 g/t Au over 2.10m in NFGC-22-486 (reported on June 6, 2022), 10.5 g/t Au over 2.30m in NFGC 22-733 (reported on January 18, 2023) and 4.59 g/t Au over 14.90m in NFGC-22-845 (reported on January 18, 2023).

More recently at 421, the highlight results of 101 g/t Au over 2.75m in NFGC-23-1089 (reported on July 24, 2023), 11.50 g/t Au over 8.90m in NFGC-23-1182 (reported on July 24, 2023), and 17.8 g/t Au over 8.30m in NFGC-23-1130 (reported on September 20, 2023) were intersected as part of a follow-up program targeting the previously reported high-grade interval of 4.59 g/t Au over 14.90m in NFGC-22-845. These intervals span a high-grade domain approximately 90m wide with vertical depths ranging from 70m-130m within a broader series of gold-bearing structures that is 160m wide that make up the 421 Zone.

In 2023, the Company also undertook a program that re-entered and extended several drill holes originally targeting the Keats Main Zone into the Keats Footwall (“FW”) domain, the area between the KBFZ and the AFZ. On August 2, 2023, the Company reported the first results of this program including the highlight interval of 104 g/t Au over 2.75m in NFGC-21-393 EXT which intersected in the Keats FW Zone at a vertical depth of 300m. This domain of high-grade located immediately east of the AFZ, is known as the “Paradox” vein. Other notable intervals from this vein include 119 g/t Au over 2.40m in NFGC-21-375 (reported on April 11, 2022) located 190m up-dip, 6.66 g/t Au over 5.90m in NFGC-21-342 (reported on April 11, 2022) located 220m up-dip and 25m along strike to the northeast and 21.9 g/t Au over 2.50m in NFGC-20-73 (reported on March 10, 2021) located a further 25m to the northeast. Paradox vein parallels the AFZ and remains open.

Additional near-surface drilling at the Keats Zone was also completed in 2023 utilizing a barge on South Hermans Pond. Approximately 10,000m is planned and targeting segments of the KBFZ and adjacent structures that were not reachable by land. The results of this program are pending.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

On August 16, 2023, NFGC announced the commencement of a trenching program designed to expose nearly 200m of strike over a 70m wide area, roughly corresponding to the known surface expression of the Keats Main Zone. An update provided on August 24, 2023, communicated that the trench is currently 85% completed and that a detailed mapping program is now underway that will provide critical geological information used to validate the current geological model. Accompanying detailed sampling will provide the information necessary for understanding the controls on mineralization at Keats, as well as lend clues to how the Keats Zone formed which will aid in future targeting. Prior to the Keats trench, the Keats Zone had only ever been observed in drill core and modelled in 3D, forming the basis of the Company’s geological model. As expected, the trench has revealed an extensive network of veins as well as the related Keats-Baseline Fault Zone and initial observations closely mirror our working model, but with added detail, including the presence of visible gold in areas where it was not previously identified by nearby drilling.

On November 17, 2023, the Company announced completion of the Keats trench excavation and phase I mapping program. One particularly notable vein called the East-West Vein (“E-W Vein”) was uncovered over a 100m long surface expression including a 25m segment that is host to a significant amount of visible gold. Through previous drilling, the E-W Vein has been intercepted over a strike length of 300m and down to a vertical depth of 150m, forming an important constituent of the Keats-Baseline Fault Zone. The phase II trench mapping and sampling program will commence in the Spring of 2024, which will lend further validation to the geological model, as well as provide critical insights into the genesis of the Keats Zone and assist in future targeting along the Appleton Fault Zone.

In 2024, the Company will pivot to deep drilling at Keats utilizing the seismic data exploring the down-dip extension of the KBFZ in addition to looking for new structures located between the KBFZ and the AFZ.

2023 assay results have been reported in press releases dated January 18, 2023, July 24, 2023, August 2, 2023, August 16, 2023, August 24, 2023, September 20, 2023, and November 17, 2023, found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Highlighted assay values and drill hole locations from Keats drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-21-393 EXT[2]	450.00	452.75	2.75	104.36	Keats FW
Including	452.00	452.75	0.75	380.00
NFGC-22-733[2]	22.30	24.60	2.30	10.45	421
Including	22.80	23.30	0.50	46.80
NFGC-22-774[1]	364.00	366.45	2.45	25.31
Including	365.00	366.00	1.00	60.50	Keats Main S
And	379.80	382.00	2.20	72.66
Including	379.80	380.35	0.55	290.00
NFGC-22-845[3]	115.00	129.90	14.90	4.59
Including	120.00	121.00	1.00	26.17	421
Including	129.00	129.90	0.90	11.50
NFGC-22-872[4]	362.55	365.00	2.45	14.44	Keats Main
Including	362.55	363.05	0.50	68.20
NFGC-23-1089[2]	158.15	160.90	2.75	100.65	421
Including	158.15	158.65	0.50	549.19
NFGC-23-1130[2]	102.70	111.00	8.30	17.83
Including	102.70	103.35	0.65	66.96	421
And including	108.00	110.00	2.00	44.33
NFGC-23-1182[4]	185.45	194.35	8.90	11.50	421
Including	187.00	188.00	1.00	80.80

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-393	299	-45.5	702	658119	5427261	Keats
NFGC-22-733	354	-66	485	657841	5427082	Keats
NFGC-22-774	300	-45	458	657770	5426683	Keats
NFGC-22-845	300	-45	216	657767	5426977	Keats
NFGC-22-872	116	-46	417	657887	5427611	Keats West
NFGC-23-1089	300	-45	308	657755	5426956	Keats
NFGC-23-1130	300	-45	203	657778	5427033	Keats
NFGC-23-1182	332	-45	322	657775	5426945	Keats

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The latest drilling results are shown on the long section, plan map and cross sections below:

Queensway Project – Long section of Iceberg, Keats Main and TCH zones, looking northwest (September 20, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project- Keats Trench plan view map with location of strong visible gold mineralization in the E-W Vein (November 17, 2023).

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-22-1027
5.05 g/t Au / 11.70m
NFGC-22-784
6.68 g/t Au / 24.00m
NFGC-22-773
18.6 g/t Au / 15.95m
KEATS WEST
NFGC-22-1010
4.43 g/t Au / 43.40m
OPEN
NFGC-22-935
2.11 g/t Au / 7.40m
2.07 g/t Au / 17.60m
NFGC-22-686
10.4 g/t Au / 10.50m
NFGC-23-1120
49.7 g/t Au / 29.85m
14.6 g/t Au / 3.80m
NFGC-23-1210
105 g/t Au / 27.05m
ICEBERG
APPLETON FAULT ZONE
NFGC-22-960
42.6 g/t Au / 32.00m
NFGC-23-1171
5.16 g/t Au / 28.65m
NFGC-22-1040
17.2 g/t Au / 22.90m
12.0 g/t Au / 18.40m
NFGC-23-1197
5.57 g/t Au / 16.30m
NFGC-22-922
3.26 g/t Au / 16.60m
4.32 g/t Au / 21.30m
KEATS
NFGC-22-593
9.12 g/t Au / 8.20m
42.6 g/t Au / 11.75m
COKES
NFGC-22-872
14.4 g/t Au / 2.45m
NFGC-19-01
75.2 g/t Au / 23.50m
NFGC-21-393 EXT
104 g/t Au / 2.75m
NFGC-21-118
61.8 g/t Au /13.65m
NFGC-21-375
6.66 g/t Au / 5.90m
NFGC-21-204
21.4 g/t Au / 8.05m
14.9 g/t Au / 12.85m
NFGC-20-73
21.9 g/t Au / 2.50m
NFGC-22-845
4.59 g/t Au / 14.90m
APPLETON FAULT ZONE
421
NFGC-23-1182
11.5 g/t Au / 8.90m
TCW
NFGC-23-1089
101 g/t Au / 2.75m
NFGC-22-550
45.1 g/t Au / 2.25m
KEATS EXT.
KEATS AREA PLAN MAP
Au Grade (g/t)
QUEENSWAY NORTH
KEATS
NEWFOUND
GOLD CORP
0
50
100m

Queensway Project – Keats area plan view map (July 24, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Keats cross-section (B-B’), looking northeast, +/- 12.5m (October 18, 2022)

Queensway Project – Keats cross-section (C-C’), looking northeast, +/- 12.5m (October 18, 2022)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Iceberg and Iceberg East Drilling

On March 1, 2023, the Company announced the discovery of a new zone, “Iceberg”.  This zone is found along the highly prolific Keats-Baseline Fault Zone (“KBFZ”), the structure that is host to the Keats Main Zone. Iceberg shares a similar orientation to Keats Main and is comprised of a multitude of intersecting veins concentrating high-grade gold mineralization. The geological characteristics of Iceberg are nearly identical to those observed at Keats Main and the Company’s current interpretation is that Iceberg is the eastern continuation of Keats Main that has been displaced by faulting.

This new discovery has expanded rapidly, and step-out drilling has continued to intersect high-grade gold along strike to the east, which is an area now known as Iceberg East.  The Iceberg-Iceberg East segment is now defined over a strike length of 665m, spotlighting the continued strength of the gold system within the KBFZ that includes Keats, Iceberg, and Iceberg East – a corridor that now spans 1.9km in strike length. The high-grade gold mineralization starts at surface and is currently extended to a vertical depth of 170m. Minimal exploration work has been completed below 200m vertical depth with the deepest drilling completed to date intersecting the structure and gold mineralization at 270m vertical.

Initial drilling collared into mineralization in NFGC-22-1084 with 15.3 g/t Au over 10.75m, while a 25m step-out south intersected 72.2 g/t Au over 9.65m in NFGC-23-1100, and a 25m step-out north intersected 19.7 g/t Au over 5.65m in NFGC-23-1109 (all reported on March 1, 2023). All three intercepts are shallow, occurring at depths of less than 30m from surface. Stepping down 25m from this fence of three discovery holes, drilling then intersected 49.7 g/t Au over 29.85m and 14.6 g/t Au over 3.80m in NFGC-23-1120 (reported on March 13, 2021) followed by the expansion of this zone down-dip to 80m with the highlight intervals of 13.1 g/t Au over 13.90m and 12.6 g/t Au over 7.60m in NFGC-23-1128 and 35.6 g/t Au over 10.65m, 6.88 g/t Au over 20.35m and 10.5 g/t Au over 6.65m in NFGC-23-1141 (both reported on April 4, 2023).

On May 31, 2023, the Company announced the largest step-out yet into the KBFZ of 375m, along strike from Iceberg at Iceberg East, intersecting 21.7 g/t Au over 4.45m in NFGC-23-1285. Continued step-out drilling at Iceberg East further expanded this zone by an additional 100m with the intercept of 4.66 g/t Au over 2.70m in NFGC-23-1307 (reported on June 15, 2023) bringing the total strike length of the Iceberg-Iceberg East segment to it’s current 665m. Continued shallow drilling at Iceberg East within the KBFZ has identified additional high-grade, near surface mineralization as demonstrated by the intercepts of 15.5 g/t Au over 7.55m in NFGC-23-1274 (reported on September 28, 2023), 46.8 g/t Au over 10.55m in NFGC-23-1541, 115 g/t Au over 4.10m in NFGC-23-1570 (both reported on September 13, 2023) and 6.65 g/t Au over 10.10m in NFGC-23-1586 and 32.4 g/t Au over 2.55m in NFGC-23-1599 (both reported on October 25, 2023) located at the furthest known extents of the KBFZ.

At Iceberg, ongoing step-out drilling continued to demonstrate excellent continuity of the high-grade both along strike and down-dip with several highlight intervals reported in Q2 and Q3 which are summarized in the table below including the stand-out interval of 105 g/t Au over 27.05m in NFGC-23-1210 located 35m from surface at Iceberg and 32m along strike of NFGC-23-1120 and 30m down-dip of NFGC-23-1084. More recently reported along strike to the northeast of NFGC-23-1210, the intervals of 14.5 g/t Au over 27.80m and 34.6 g/t Au over 5.30m in NFGC-23-1312 (reported on July 5, 2023), 14.0 g/t Au over 9.00m in NFGC-23-1088 (reported on October 25, 2023), 29.4 g/t Au over 7.75m in NFGC-23-1380 and 86.9 g/t Au over 5.30m in NFGC-23-1395 (both reported on August 22, 2023) were intersected.

Drilling at both Iceberg and Iceberg East has also been highly successful at expanding the high-grade gold mineralization down-dip, while the majority of the exploration completed to date has been focused in the top 150-200m vertical. Depth continuity is well demonstrated by the reported interval of 19.6 g/t Au over 5.25m in NFGC-23-1217 intersected at a vertical depth of 137m, the deepest intercept at this time which was quickly replaced by NFGC-23-1261A intersecting 26.0 g/t Au over 9.45m extending the drill-defined vertical depth from 137m to 160m (reported on September 8, 2023) followed by 167 g/t Au over 4.70m in NFGC-23-1157 (reported on August 9, 2023) which further extended the high-grade to 170m vertical depth. The highlight intervals of  33.1 g/t Au over 4.80m, 39.2 g/t Au over 4.30m, 1.26 g/t Au over 26.25m and 9.72 g/t Au over 20.25m in NFGC-23-1306 (reported on July 5, 2023) occurring at a vertical depths ranging from 90-145m and 50m down-dip of previously released 49.7 g/t Au over 29.85m in NFGC-23-1120 further demonstrated the good continuity of high-grade to depth at Iceberg.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The Company is pleased with the ongoing success and rapid expansion of both the Iceberg and Iceberg East zones; mineralization ranges in true width from 10-40m, intervals received have demonstrated good continuity of the high-grade along strike and to depth and the KBFZ remains open in all directions while several assays are pending. Exploration will continue to further define these domains of high-grade while also focussing on expansion drilling both along strike and to depth.

2023 assay results have been reported in press releases dated March 1, 2023, March 13, 2023, April 4, 2023, May 31, 2023, June 5, 2023, June 8, 2023, June 15, 2023, June 28, 2023, July 5, 2023, August 9, 2023, August 15, 2023, August 22, 2023, September 13, 2023, and October 25, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from Iceberg drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1084[1]	7.70	18.45	10.75	15.27
Including	12.40	13.25	0.85	128.29	Iceberg
Including	14.90	15.75	0.85	20.25
Including	16.15	16.75	0.60	22.11
NFGC-23-1088[1]	34.85	43.90	9.05	14.00
Including	35.20	38.75	3.55	31.56	Iceberg
And[1]	49.70	51.95	2.25	1.23
NFGC-23-1100[1]	36.35	46.00	9.65	72.15
Including	36.35	38.20	1.85	229.48
Including	38.95	39.95	1.00	18.63	Iceberg
Including	41.25	42.10	0.85	13.15
Including	43.45	45.40	1.95	119.63
NFGC-23-1109[1]	17.60	23.25	5.65	19.65	Iceberg
Including	19.00	21.00	2.00	50.52
NFGC-23-1120[1]	53.55	57.35	3.80	14.60
Including	55.75	56.70	0.95	54.50
And[1]	63.20	93.05	29.85	49.65
Including	63.70	64.75	1.05	56.11
Including	65.75	66.95	1.20	19.63
Including	67.55	68.55	1.00	31.90	Iceberg
Including[3]	73.10	77.45	4.35	183.28
Including[3]	78.85	80.35	1.50	31.13
Including[3]	83.75	84.55	0.80	14.65
Including[3]	85.55	86.40	0.85	25.50
Including[3]	90.10	93.05	2.95	158.00

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-23-1128[2]	61.60	69.20	7.60	12.62
Including	67.55	68.50	0.95	91.30
And[1]	82.10	96.00	13.90	13.09	Iceberg
Including	86.00	88.00	2.00	67.00
Including	88.95	89.60	0.65	44.50
NFGC-23-1141[2]	109.25	129.60	20.35	6.88
Including	117.00	117.60	0.60	10.65
Including	121.40	121.80	0.40	73.10
Including	126.10	126.55	0.45	25.70
Including	128.60	129.60	1.00	66.30
And[2]	138.85	149.50	10.65	35.58	Iceberg
Including	138.85	140.35	1.50	232.40
Including	143.35	144.10	0.75	20.20
And[3]	205.35	212.00	6.65	10.47
Including	206.00	206.70	0.70	32.00
Including	209.50	211.10	1.60	24.55
NFGC-23-1154[2]	33.60	38.80	5.20	40.86	Iceberg
Including	35.35	37.80	2.45	83.20
NFGC-23-1157[1]	250.60	255.30	4.70	166.79
Including	251.60	253.35	1.75	440.74	Iceberg
And Including	251.60	252.35	0.75	1,010.00
NFGC-23-1201[1]	102.15	109.00	6.85	20.67
Including	102.15	102.75	0.60	193.00	Iceberg
Including	108.40	109.00	0.60	25.70
NFGC-23-1210[1]	59.75	86.80	27.05	105.32
Including	59.75	60.60	0.85	59.00
Including	61.80	62.25	0.45	22.82
Including	63.20	66.35	3.15	38.92	Iceberg
Including[3]	69.65	70.70	1.05	159.61
Including[3]	71.20	78.50	7.30	234.69
Including[3]	80.35	81.35	1.00	756.96

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-23-1217[1]	206.15	211.40	5.25	19.63	Iceberg
Including	206.15	207.05	0.90	107.50
NFGC-23-1222[1]	98.60	105.20	6.60	12.36
Including	98.60	99.00	0.40	42.80	Iceberg
Including	103.85	104.70	0.85	63.05
NFGC-23-1261A2	237.55	247.00	9.45	25.98
Including	237.55	238.50	0.95	10.11	Iceberg
Including	239.80	240.40	0.60	372.37
NFGC-23-1264[1]	20.00	26.70	6.70	33.28
Including	20.00	21.90	1.90	85.35	Iceberg
Including	22.65	23.30	0.65	80.80
NFGC-23-1274[1]	80.70	88.25	7.55	15.45
Including	81.35	84.20	2.85	28.00	Iceberg East
Including	87.30	88.25	0.95	29.60
NFGC-23-1273[2]	128.00	138.60	10.60	1.13	Iceberg
NFGC-23-1279[1]	87.20	95.15	7.95	30.79
Including	87.95	89.10	1.15	14.33
Including	90.55	91.35	0.80	243.55	Iceberg
Including	92.10	92.90	0.80	12.92
Including	93.50	94.20	0.70	20.60
NFGC-23-1285[1]	78.00	82.45	4.45	21.70	Iceberg East
Including	79.45	80.25	0.80	115.95
NFGC-23-1286[1]	77.60	86.30	8.70	40.55
Including	79.55	81.40	1.85	176.00	Iceberg
Including	83.50	84.20	0.70	15.45
NFGC-23-1293[2]	79.05	85.05	6.00	4.49	Iceberg East
Including	79.05	79.70	0.65	30.49
NFGC-23-1294[1]	101.10	112.15	11.05	3.09
Including	108.90	109.45	0.55	13.10	Iceberg
And	117.05	125.25	8.20	5.14
Including	117.05	117.80	0.75	45.86
NFGC-23-1306[2]	141.95	146.75	4.80	33.07
Including	141.95	142.90	0.95	160.50
And[1]	153.15	157.45	4.30	39.23
Including	153.15	154.05	0.90	175.00	Iceberg
And[2]	162.00	188.25	26.25	1.26
Including	187.60	188.25	0.65	11.50
And[2]	204.15	224.40	20.25	9.72
Including	204.15	205.50	1.35	130.48

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-23-1312[1]	94.75	122.55	27.80	14.54
Including	99.80	101.05	1.25	214.40
Including	104.95	105.95	1.00	66.00	Iceberg
Including	120.10	120.50	0.40	36.20
And[1]	127.30	132.60	5.30	34.59
Including	127.85	128.95	1.10	161.14
NFGC-23-1331[2]	136.40	180.50	44.10	1.34
Including[1]	137.10	137.70	0.60	25.96	Iceberg
And[1]	214.00	216.30	2.30	19.47
Including	214.30	215.15	0.85	51.52
NFGC-23-1380	45.80	53.55	7.75	29.36
Including	47.00	48.65	1.65	111.48	Iceberg
Including	49.30	50.35	1.05	23.97
NFGC-23-1395	95.00	100.30	5.30	86.86	Iceberg
Including	95.00	96.00	1.00	456.00
NFGC-23-1402[1]	99.30	109.75	10.45	12.51
Including	107.00	107.65	0.65	156.00	Iceberg
Including	109.10	109.75	0.65	14.15
NFGC-23-1466[3]	43.00	58.70	15.70	3.68	Iceberg East
Including	54.80	55.60	0.80	14.60
NFGC-23-1475[3]	62.00	92.55	30.55	4.28
Including	66.00	66.45	0.45	15.85	Iceberg East
Including	67.10	67.80	0.70	19.00
Including	70.10	71.05	0.95	76.46
NFGC-23-1491[3]	15.90	28.70	12.80	4.51
Including	15.90	16.75	0.85	35.08	Iceberg East
Including	20.00	20.70	0.70	12.90
NFGC-23-1517[2]	42.55	53.25	10.70	1.14
And[1]	74.00	79.55	5.55	7.95	Iceberg East
Including	74.75	75.10	0.35	50.50
Including	78.15	78.95	0.80	21.40
NFGC-23-1541[1]	85.85	96.40	10.55	46.81
Including	88.55	89.20	0.65	20.13	Iceberg East
Including	90.45	94.85	4.40	104.01
NFGC-23-1570[1]	67.00	71.10	4.10	114.52	Iceberg East
Including	68.00	69.75	1.75	265.32
NFGC-23-1586[2]	43.50	53.60	10.10	6.65	Iceberg East
Including	46.50	47.00	0.50	94.18
NFGC-23-1599[1]	50.55	53.10	2.55	32.37	Iceberg East
Including	52.60	53.10	0.50	162.00

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1084	300	-45	62	658429	5427833	Iceberg
NFGC-23-1088	300	-45	251	658450	5427820	Iceberg
NFGC-23-1100	300	-45	140	658423	5427806	Iceberg
NFGC-23-1109	300	-45	116	658466	5427840	Iceberg
NFGC-23-1120	300	-45	191	658443	5427794	Iceberg
NFGC-23-1128	299	-45	236	658463	5427784	Iceberg
NFGC-23-1141	300	-45	297	658488	5427769	Iceberg
NFGC-23-1154	300	-45	158	658407	5427787	Iceberg
NFGC-23-1157	300	-45	350	658459	5427671	Iceberg
NFGC-23-1201	300	-45	215	658451	5427762	Iceberg
NFGC-23-1210	300	-45	236	658473	5427807	Iceberg
NFGC-23-1217	299	-45.5	335	658437	5427683	Iceberg
NFGC-23-1222	299	-45.5	269	658494	5427796	Iceberg
NFGC-23-1261A	297	-45.5	395	658447	5427649	Iceberg
NFGC-23-1264	299	-45.5	203	658488	5427856	Iceberg
NFGC-23-1273	300	-45	377	658472	5427749	Iceberg
NFGC-23-1274	300	-45	407	658750	5428022	Iceberg East
NFGC-23-1279	300	-45	302	658555	5427845	Iceberg
NFGC-23-1285	299	-45.5	326	658798	5428053	Iceberg East
NFGC-23-1286	300	-45	302	658531	5427831	Iceberg
NFGC-23-1293	299	-45.5	318	658844	5428084	Iceberg East
NFGC-23-1294	300	-45	305	658553	5427818	Iceberg
NFGC-23-1306	300	-45	290	658505	5427759	Iceberg
NFGC-23-1312	300	-45	260	658527	5427805	Iceberg
NFGC-23-1331	300	-45	323	658536	5427769	Iceberg
NFGC-23-1380	335	-45	167	658548	5427879	Iceberg
NFGC-23-1395	323	-45.5	188	658555	5427846	Iceberg
NFGC-23-1402	346	-45.5	131	658556	5427846	Iceberg
NFGC-23-1466	56	-78	171	658606	5427990	Iceberg East
NFGC-23-1475	220	-67	180	658681	5428034	Iceberg East
NFGC-23-1491	0	-90	180	658681	5428034	Iceberg East
NFGC-23-1517	300	-65	129	658707	5428022	Iceberg East
NFGC-23-1541	300	-62	150	658615	5427931	Iceberg East
NFGC-23-1570	299	-45.5	108	658730	5428034	Iceberg East
NFGC-23-1586	300	-60	99	658743	5428055	Iceberg East
NFGC-23-1599	299	-45.5	96	658776	5428065	Iceberg East

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The latest drilling results from Iceberg are shown on the plan map, long-section and cross-section below:

Queensway Project – Plan view map of Iceberg area (October 25, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Long section of Keats Main, Iceberg and Iceberg East zones, looking northwest (October 25, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Iceberg cross-section view, +/-12.5m, looking northwest (August 9, 2023)

Keats West Drilling

A combination of reconnaissance drilling and targeted drilling looking for the potential extension of the Penumbra vein in the hangingwall to the AFZ (west side) led to the discovery of the Keats West Zone intersecting significant mineralization in NFGC-22-533 reporting 8.70 g/t Au over 6.75m (reported on May, 4, 2022) followed by 17.9 g/t Au over 4.20m in NFGC-22-681 and 10.4 g/t Au over 10.50m in NFGC-22-686 (reported on September 27, 2022).

Ongoing exploration drilling at Keats West has uncovered a significant structure that is interpreted to be a thrust fault that dips gently to the south-southwest and hosts both low and high-grade gold mineralization over a considerable thickness with cumulative widths ranging from 10-50 m. This fault zone occurs on the west side of the AFZ, is hosted by an interbedded sequence of black siltstone, siltstone, and greywacke, and consists of a series of stacked veins that contain the gold mineralization and represents an important new discovery for the Company.

The mineralization style is epizonal and typical of the other gold prospects found along this segment of the AFZ. Drilling has quickly expanded this system now having intersected significant mineralization over an area that is 315m wide x 305m long, with mineralization starting at surface. All intercepts to date occur above 130m vertical depth. Results released on July 19, 2023, saw the expansion of this zone by 65m along strike to the west with the intercept of 5.05 g/t Au over 11.70m in NFGC-22-1027. Broad intervals of gold mineralization spanning up to 80m thick have also been encountered at Keast West as demonstrated by NFGC-22-833 that had an aggregate result of 1.94 g/t Au over 79.75m (reported on March 21, 2023). The zone has a cumulative average thickness of 30m.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Ongoing step-out and infill drilling continue to exhibit good continuity of both low and high-grade mineralization within the host structure. This is well demonstrated in the December 6, 2023 release with intervals of 2.47 g/t Au over 27.85m, 1.39 g/t Au over 21.30m and 66.0 g/t Au over 2.70m in NFGC-22-1028 located 275m down-dip of 6.68 g/t Au over 24.00m in NFGC-22-784 (reported January 24, 2023) and 85m along strike of 17.2 g/t Au over 22.90m and 12.0 g/t Au over 18.40m in NFGC-22-1040 (reported April 25, 2023). This series of intervals defines a thick panel of gold mineralization that is over 50m wide and represents an uplifted panel of the Keats West Fault.

There have been several significant highlight intervals received to date including 10.1 g/t Au over 22.50m in NFGC-22-945 (reported on March 21, 2023) occurring 305m down-dip of previously reported 18.6 g/t Au over 15.95m in NFGC-22-773 (reported on November 23, 2022), and 100m down-dip of previously reported 42.6 g/t Au over 32.00m in NFGC-22-960 (reported on November 28, 2022).

Additional highlight results received include 4.27 g/t Au over 31.55m in NFGC-22-911, 5.81 g/t Au over 30.05m in NFGC-23-1149 (reported on August 17, 2023), 3.29 g/t Au over 42.35m in NFGC-23-1129 (reported on September 27, 2023), 17.2 g/t Au over 22.90m and 12.0 g/t Au over 18.40m in NFGC-22-1040 and 1.53 g/t Au over 34.75m in NFGC-23-1155 (reported on April 25, 2023), 5.16 g/t Au over 28.65m in NFGC-23-1171 (reported on May 17, 2023), 17.1 g/t Au over 11.35m and 1.82 g/t Au over 40.00m in NFGC-22-931 (reported on October 4, 2023), 4.43 g/t Au over 43.40m in NFGC-22-1010 (reported on July 19, 2023), and 42.8 g/t Au over 11.60m in NFGC-22-990, (reported on December 6, 2023) that fill-out the Keats West structure and provide further confidence in the robustness and consistency of gold mineralization in this system.

Continued drilling into the westernmost extent of the Keats West zone, intercepted the highlight intervals of 3.49 g/t Au over 23.20m in NFGC-23-1765, 12.8 g/t Au over 3.30m in NFGC-23-1745, and 16.9 g/t Au over 2.15m in NFGC-23-1755. All three holes were reported on February 22, 2024, and hit the structure shallowly starting between 2m and 35m vertical depth, indicating strong near-surface continuity of high-grade gold mineralization over a strike length of 315m at Keats West.

Additional infill drilling at Keats West is planned to better define the continuity of grade and the controls on the gold mineralization within the host fault in addition to deeper drilling utilizing the seismic data.

2023 and 2024 assay results have been reported in press releases dated January 24, 2023, March 21, 2023, April 18, 2023, April 25, 2023, May 17, 2023, June 14, 2023, July 19, 2023, August 17, 2023, September 27, 2023, October 4, 2023, December 6, 2023, and February 22, 2024, found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Highlighted assay values and drill hole locations from Keats West drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
NFGC-22-660[1]	9.00	12.00	3.00	1.97
And[1]	22.20	26.30	4.10	2.22
And[1]	36.45	40.90	4.45	1.27
And[1]	43.90	46.05	2.15	1.67
And[1]	52.25	68.10	15.85	2.01
Including	67.45	68.10	0.65	11.30
NFGC-22-759[1]	66.80	80.05	13.25	1.82
NFGC-22-784[1]	13.40	37.40	24.00	6.68
Including	18.95	20.45	1.50	37.43
Including	20.85	21.55	0.70	14.90
Including	26.00	27.50	1.50	24.70
Including	36.45	37.40	0.95	12.75
NFGC-22-808[2]	44.00	49.00	5.00	13.90
Including	44.00	45.80	1.80	23.40
Including	46.95	47.35	0.40	20.10
Including	47.70	48.35	0.65	12.05
And[2]	55.00	62.00	7.00	2.01
NFGC-22-833[2]	11.00	22.40	11.40	3.25
And[2]	30.00	65.00	35.00	2.41
And[2]	74.00	91.35	17.35	1.61
Aggregate2*	11.00	91.35	79.75	1.94
NFGC-22-843[1]	31.40	38.30	6.90	7.71
Including[1]	31.80	32.40	0.60	77.10
NFGC-22-865[2]	101.10	104.65	3.55	61.76
Including	102.70	103.40	0.70	301.09
NFGC-22-868[1]	78.20	94.45	16.25	2.12
NFGC-22-875[1]	59.00	74.00	15.00	2.09
NFGC-22-894[1]	65.00	82.75	17.75	1.41
NFGC-22-911[2]	56.00	87.55	31.55	4.27
Including	60.70	62.10	1.40	14.66
Including	86.00	87.55	1.55	31.06
NFGC-22-922[1]	52.00	54.00	2.00	8.13
Including	53.00	54.00	1.00	14.30
And[1]	63.40	80.00	16.60	3.26
Including	73.30	74.25	0.95	25.23
And[1]	128.70	150.00	21.30	4.32
Including	133.45	134.20	0.75	14.40
Including	139.55	140.50	0.95	10.25
Including	143.55	144.25	0.70	23.90
NFGC-22-935[2]	105.90	123.50	17.60	2.07
Including	114.45	114.85	0.40	10.60
NFGC-22-945[1]	78.10	100.60	22.50	10.05
Including	88.15	88.80	0.65	12.55
Including	90.00	91.00	1.00	12.95
Including	93.70	94.85	1.15	14.24
Including	95.65	96.00	0.35	16.10
Including	99.95	100.60	0.65	221.00

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-22-960[1]	25.35	35.25	9.90	2.08
And[2]	39.60	44.20	4.60	1.18
And[1]	49.90	55.15	5.25	2.14
And[3]	145.00	177.00	32.00	42.64
Including	151.35	152.30	0.95	14.05
And Including	156.65	157.55	0.90	86.60
And Including	159.40	161.30	1.90	24.06
And Including	162.05	162.95	0.90	29.68
And Including	163.75	164.35	0.60	24.50
And Including	165.70	167.00	1.30	16.26
And Including	170.50	177.00	6.50	171.55
And Including	170.50	173.10	2.60	121.57
And Including	173.70	177.00	3.30	241.54
NFGC-22-989[1]	9.70	39.10	29.40	2.53
Including	30.00	30.35	0.35	46.90
Including	38.75	39.10	0.35	84.00
NFGC-22-990[2]	137.60	149.70	12.10	1.85
And[4]	155.30	164.50	9.20	2.86
Including	162.00	162.85	0.85	10.02
And[4]	173.00	184.60	11.60	42.75
Including	174.35	174.70	0.35	20.50
And including	175.70	180.95	5.25	93.05
NFGC-22-992[1]	17.50	24.15	6.65	2.85
And[1]	27.00	29.00	2.00	1.44
And[1]	32.00	39.20	7.20	1.98
NFGC-22-996[1]	39.40	64.00	24.60	1.28
NFGC-22-1001[3]	89.30	102.70	13.40	1.61
NFGC-22-1004[1]	36.10	51.50	15.40	2.38
Including	41.00	41.65	0.65	13.42
NFGC-22-1010[2]	46.00	56.25	10.25	1.54
Including	55.75	56.25	0.50	10.70
And[2]	96.85	140.25	43.40	4.43
Including	96.85	98.00	1.15	25.83
Including	102.80	103.75	0.95	16.40
Including	111.00	111.50	0.50	10.50
Including	126.55	127.55	1.00	69.30
NFGC-22-1020[2]	81.90	97.10	15.20	1.58
And[1]	111.80	124.45	12.65	1.91
NFGC-22-1027[1]	6.70	18.40	11.70	5.05
Including	15.80	17.05	1.25	13.79
NFGC-22-1028[1]	53.60	81.45	27.85	2.47
Including	64.05	65.65	1.60	15.84
And[1]	86.00	107.30	21.30	1.39
And[1]	166.80	169.50	2.70	66.00
Including	167.85	168.50	0.65	271.01
NFGC-22-1040[1]	40.40	63.30	22.90	17.23

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Including	45.85	47.45	1.60	162.12
Including	49.45	49.95	0.50	18.82
Including	58.50	59.00	0.50	161.66
Including	61.95	62.65	0.70	14.18
And[1]	69.65	88.05	18.40	12.00
Including	71.25	72.10	0.85	12.00
Including	72.55	73.30	0.75	57.67
Including	80.10	80.50	0.40	93.75
Including	82.50	82.85	0.35	53.36
Including	85.75	87.30	1.55	47.87
NFGC-22-1043[1]	7.20	26.60	19.40	2.49
NFGC-22-1049A2	66.40	77.35	10.95	1.40
And[3]	95.00	107.20	12.20	1.10
NFGC-23-1091[2]	23.50	60.80	37.30	2.19
And	98.00	122.00	24.00	1.73
NFGC-23-1108[1]	94.00	98.65	4.65	8.42
Including	95.00	96.45	1.45	12.47
Including	98.00	98.65	0.65	12.60
NFGC-23-1110[2]	19.65	31.00	11.35	3.23
NFGC-23-1129[1]	14.95	57.30	42.35	3.29
Including	31.15	32.00	0.85	11.35
Including	34.00	35.00	1.00	11.10
NFGC-23-1144[1]	53.65	69.90	16.25	4.28
Including	53.65	54.35	0.70	11.16
Including	55.05	55.80	0.75	12.94
Including	61.85	62.85	1.00	15.90
Including	63.90	64.75	0.85	10.22
And[1]	74.05	83.05	9.00	2.97
NFGC-23-1149[1]	31.25	43.30	12.05	1.06
And[1]	56.10	86.15	30.05	5.81
Including	56.10	56.85	0.75	23.94
Including	57.90	58.25	0.35	102.04
Including	61.80	63.30	1.50	19.29
Including	80.70	81.65	0.95	31.58
NFGC-23-1155[3]	55.55	90.30	34.75	1.53
NFGC-23-1158[1]	53.25	63.40	10.15	2.71
And[1]	70.80	83.65	12.85	1.71
NFGC-23-1162[1]	88.75	105.80	17.05	2.55
Including	102.05	103.00	0.95	11.50
NFGC-23-1164[2]	60.00	71.35	11.35	1.15
NFGC-23-1171[1]	29.00	57.65	28.65	5.16
Including	37.20	38.45	1.25	11.43
Including	40.35	43.25	2.90	15.73
NFGC-23-1180[1]	61.95	75.05	13.10	1.58
NFGC-23-1184[1]	44.40	54.85	10.45	7.01
Including	46.00	48.20	2.20	14.85
Including	49.85	50.95	1.10	19.16

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-23-1189[1]	68.00	82.65	14.65	4.02
Including	72.00	72.60	0.60	14.55
Including	82.10	82.65	0.55	38.82
NFGC-23-1193[1]	78.30	91.25	12.95	2.03
NFGC-23-1197[1]	67.70	84.00	16.30	5.57
Including	74.75	75.35	0.60	11.10
Including	77.40	78.65	1.25	25.70
Including	79.90	80.55	0.65	12.35
NFGC-23-1200[1]	51.95	65.90	13.95	3.39
Including	62.80	63.70	0.90	12.10
NFGC-23-1209A1	63.15	82.10	18.95	1.36
NFGC-23-1211[1]	29.00	44.05	15.05	3.27
And[1]	73.45	90.95	17.50	1.61
NFGC-23-1708[1]	5.70	49.50	43.80	3.20
Including	12.70	13.50	0.80	12.25
Including	34.00	35.20	1.20	34.47
Including	37.50	38.05	0.55	12.10
Including	49.15	49.50	0.35	25.40
NFGC-23-1713[1]	26.00	49.00	23.00	2.97
Including	45.80	47.15	1.35	23.99
NFGC-23-1718[1]	9.85	14.15	4.30	4.75
And	21.00	23.70	2.70	1.56
And	27.40	31.45	4.05	1.69
And	45.75	48.00	2.25	1.03
And	51.00	53.50	2.50	1.22
NFGC-23-1728[1]	69.65	81.10	11.45	2.16
NFGC-23-1741[1]	9.00	22.00	13.00	10.27
Including	16.10	17.20	1.10	98.15
And[1]	34.70	40.00	5.30	8.52
Including	36.75	37.55	0.80	47.30
And[1]	49.10	72.60	23.50	3.22
Including	71.75	72.60	0.85	57.10
NFGC-23-1745[1]	31.30	34.60	3.30	12.79
Including	32.30	32.70	0.40	90.10
NFGC-23-1755[1]	50.85	53.00	2.15	16.84
Including	51.55	52.10	0.55	62.20
NFGC-23-1765[1]	3.30	26.50	23.20	3.49
Including	12.90	13.35	0.45	10.50
Including	14.30	15.00	0.70	15.95

Note that the host structures are interpreted to be gently dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. * Aggregate composite of the entire mineralized envelope.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-533	-45	120	320	657952	5427747
NFGC-22-643A	-53	51	302	658101	5427994
NFGC-22-660	-45	57	281	658101	5427993
NFGC-22-667A	-53	45	293	658101	5427994
NFGC-22-681	-63	120	131	658053	5427905
NFGC-22-686	-60	70	206	658053	5427905
NFGC-22-759	-45	76	146	658092	5427940
NFGC-22-773	-45	62	218	658098	5428052
NFGC-22-784	-46	75	230	658098	5428052
NFGC-22-808	-45	120	149	658058	5428076
NFGC-22-833	120	-45.5	221	658033	5428032
NFGC-22-843	65	-52	200	658032	5428032
NFGC-22-865	127	-66	185	658046	5427939
NFGC-22-868	-46	67	326	658048	5427939
NFGC-22-875	39	-52	335	658092	5427942
NFGC-22-894	35	-45	308	658074	5427952
NFGC-22-911	120	-45	352	657991	5428056
NFGC-22-922	37	-56	258	658003	5427818
NFGC-22-935	120	-45	302	657962	5428016
NFGC-22-945	58	-47	237	657949	5427794
NFGC-22-960	-45	120	378	657980	5427948
NFGC-22-989	35	-45	84	658126	5428023
NFGC-22-990	122	-49	200	657979	5427947
NFGC-22-992	-45	35	117	658138	5428009
NFGC-22-996	35	-45	93	658124	5427976
NFGC-22-1001	120	-45	351	657990	5427884
NFGC-22-1004	35	-45	105	658075	5428004
NFGC-22-1010	115	-45	309	657920	5428041
NFGC-22-1020	65	-60	203	657989	5427885
NFGC-22-1027	115	-45	210	657876	5428065
NFGC-22-1028	49	-53	227	657992	5427768
NFGC-22-1040	56	-53	206	657952	5427847
NFGC-22-1043	15	-65	84	657871	5428010
NFGC-22-1049A	114	-45	315	657909	5427989
NFGC-23-1091	120	-45	296	658005	5427991
NFGC-23-1108	55	-47	233	657906	5427818
NFGC-23-1110	120	-45	176	657873	5428009
NFGC-23-1129	357	-45	170	657989	5427885
NFGC-23-1144	58	-52	143	658006	5427991
NFGC-23-1149	27	-65	115	658004	5427991
NFGC-23-1155	203	-61	179	658124	5427975
NFGC-23-1158	0	-56	122	658003	5427993
NFGC-23-1162	32	-54	137	657981	5427949

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-23-1164	10	-45	119	658034	5428034
NFGC-23-1171	16	-61	155	657952	5427848
NFGC-23-1180	3	-42	155	657951	5427848
NFGC-23-1184	31	-45	173	657952	5427849
NFGC-23-1189	324	-60	197	658002	5427820
NFGC-23-1193	42	-50	350	658048	5427940
NFGC-23-1197	0	-60	113	658003	5427818
NFGC-23-1200	80	-69.5	106	657994	5427819
NFGC-23-1209A	49	-46.5	302	658074	5427953
NFGC-23-1211	325	-57	131	658051	5427965
NFGC-23-1728	320	-67	338	658075	5427954
NFGC-23-1708	55	-55	86	658098	5428023
NFGC-23-1713	352	-50	92	658080	5428016
NFGC-23-1718	5	-45	95	658063	5428036
NFGC-23-1741	45	-47.5	104	658067	5427983
NFGC-23-1745	65	-67	71	657905	5428067
NFGC-23-1755	65	-50	87	657861	5428087
NFGC-23-1765	65	-67	68	657879	5428036

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The latest drilling results for Keats West are shown in the images below:

Queensway Project – Keats West area plan map (February 22, 2024)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Keats West inclined 3-D view with main veins plotted only, looking south (February 22, 2024)

Queensway Project – Keats West cross-section (+/- 25m, looking southeast). (December 6, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Cokes

At Cokes, a historic showing located 300m southwest of Keats West on the west side of the AFZ, the Company completed a first-pass program in 2021 which returned the highlight interval of 2.40 g/t over 23.70m in NFGC-21-157. Recently completed follow-up drilling successfully expanded the mineralized zone through a combination of grid and targeted drilling.

This program defined a low-angle and south-dipping gold mineralized structure that is very similar in orientation to the nearby Keats West Zone. Several significant intervals were received including 4.33 g/t Au over 11.80m in NFGC-23-1891, 2.75 g/t Au over 13.50m in NFGC-23-1609, 3.64 g/t Au over 7.90m, 2.54 g/t Au over 8.55m and 1.76 g/t Au over 11.10m in NFGC-23-1870 that together span a domain 65m wide by 90m long.

Additional drilling is required to understand the mineralizing controls in this area and to expand on this new discovery.

2024 assay results have been reported in press releases dated February 22, 2024, found through SEDAR+.

Highlighted assay values and drill hole locations from Cokes drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1521[2]	38.60	51.05	12.45	2.21	Cokes
NFGC-23-1609[3]	39.90	53.40	13.50	2.75	Cokes
NFGC-23-1852[1]	17.10	30.60	13.50	1.94	Cokes
NFGC-23-1870[4]	15.45	26.55	11.10	1.76
And[4]	36.60	45.15	8.55	2.54	Cokes
And[1]	49.20	57.10	7.90	3.64
NFGC-23-1891[1]	35.60	47.40	11.80	4.33	Cokes

Note that the host structures are interpreted to be moderately dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1521	75	-45	251	657706	5427645	Cokes
NFGC-23-1609	120	-49	200	657706	5427643	Cokes
NFGC-23-1852	335	-45	87	657734	5427674	Cokes
NFGC-23-1858	45	-45	75	657776	5427695	Cokes
NFGC-23-1860	335	-45	87	657757	5427708	Cokes
NFGC-23-1864	335	-45	69	657701	5427697	Cokes
NFGC-23-1870	334	-45	95	657792	5427603	Cokes
NFGC-23-1891	37	-69	143	657772	5427571	Cokes

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Lotto Zone Drilling

The Company has reported several significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3 g/t Au over 2.20m, 41.2 g/t Au over 4.75m and a third interval of 25.4 g/t Au over 5.15m (reported on October 2, 2020). Following this result, the Lotto Main vein has been systematically tested and expanded by subsequent highlight intercepts of 225 g/t Au over 2.45m in NFGC-21-100 (reported on February 23, 2021), 51.3 g/t Au over 3.20m in NFGC-21-109 (reported on March 23, 2021), 53.3 g/t Au over 3.10m in NFGC-21-115 (reported on March 23, 2021) and 150 g/t over 11.50m in NFGC-21-201 (reported on June 23, 2021).

Continued exploration drilling to expand the Lotto Main Vein increased the domain of contained high-grade gold mineralization to 225m vertical depth with NFGC-21-367A reporting 24.3 g/t Au over 2.20m (reported on March 24, 2022) and extended the strike length to over 220m with the intercept of 16.1 g/t Au over 3.60m in NFGC-22-664 (September 13, 2022). This vein has been intersected at depths of up to 325m vertical. Infill drilling targeting a “roll”, an area where there is a drastic change in orientation of the Lotto Main Vein intersected 152 g/t Au over 3.85m in NFGC-22-673 and 13.0 g/t Au over 14.95m in NFGC-22-684 (reported on September 13, 2022).

The Lotto Zone is comprised of a north-south striking, steeply east-dipping vein (“Lotto Main Vein”) located approximately 200m east of the AFZ and drilling to date on the Lotto Main Vein has confirmed good continuity of a high-grade lens that is interpreted to plunge steeply to the northeast in addition to defining new corridors of high-grade gold contained within the vein.

In 2024, utilizing the seismic data, exploration will continue to test the down-dip extension of the Lotto structure.

2023 assay results have been reported in press releases dated January 10, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from Lotto drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-753[4]	204.35	207.65	3.30	11.38	Lotto Main
Including	204.35	205.15	0.80	45.40

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-753	263	-55	396	659046	5429140

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The latest results from the Lotto and Lotto North zones are shown in the long section and plan map and Lotto only in cross section below:

Queensway Project – Dome to Honeypot area plan map (January 10, 2024)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Lotto- Lotto North zones long section, looking northwest (May 10, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Lotto cross-section, +/- 12.5m, looking northeast (September 13, 2022)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Lotto North

The Lotto North prospect is adjacent (north) to the Lotto prospect in QWN on the east side of the AFZ. Systematic grid drilling testing along the eastern side of the AFZ north of Lotto identified this new gold-bearing structural zone in November 2022 first reporting 33.8 g/t Au over 2.35m in NFGC-22-661, 37.4 g/t Au over 2.10m in NFGC-22-690 and 22.2 g/t Au over 2.20m in NFGC-22-717.

Continued exploration drilling at Lotto North has defined a series of AFZ-typical epizonal-style gold-bearing veins contained within a north-south striking brittle fault zone immediately north of the Lotto prospect. Additional highlight intervals reported on January 10, 2023 including 16.1 g/t Au over 5.30m in NFGC-22-788, 14.6 g/t Au over 2.95m in NFGC-22-758, 11.1 g/t Au over 2.30m in NFGC-22-818, 4.72 g/t Au over 8.50m in NFGC-22-646 and 7.20 g/t Au over 4.55m in NFGC-22-895 expanded the Lotto North gold mineralization and host structure over a strike length of 340m. On May 10, 2023, results released extended mineralization to 200m vertical depth and brought the mineralization to near-surface with 11.1 g/t Au over 3.55m in NFGC-22-940 and 21.1 g/t Au over 2.15m in NFGC-22-953. The Lotto North structure remains open in all directions and is likely the same structure that hosts the Lotto Main vein but has been offset by late faulting in this region.

When combined with the Lotto Main Zone, these high-grade gold-bearing structures have been drill-defined over a total strike length of 630m. Exploration is currently paused at Lotto North and in 2024 will first focus at Lotto to the South before continuing to expand on Lotto North at depth as it remains open.

2023 assay results have been reported in press releases dated January 10, 2023, and May 10, 2023, found through SEDAR+.

Highlighted assay values and drill hole locations from Lotto North drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-646[2]	71.80	80.30	8.50	4.72	Lotto N
Including	71.80	72.55	0.75	38.50
NFGC-22-758[2]	155.65	158.60	2.95	14.58	Lotto N
Including	157.85	158.60	0.75	53.70
NFGC-22-788[2]	120.70	126.00	5.30	16.12	Lotto N
Including	122.00	123.55	1.55	49.63
NFGC-22-818[2]	50.45	52.75	2.30	11.05	Lotto N
Including	52.40	52.75	0.35	72.10
NFGC-22-895[1]	174.65	179.20	4.55	7.20	Lotto N
Including	178.60	179.20	0.60	32.56
NFGC-22-940[1]	80.25	83.80	3.55	11.13	Lotto N
Including	82.15	82.80	0.65	51.70
NFGC-22-953[1]	77.85	80.00	2.15	21.11	Lotto N
Including	78.25	78.75	0.50	86.70

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-646	300	-45	429	659079	5429391	Lotto N
NFGC-22-661	285	-45	396	659079	5429391	Lotto N
NFGC-22-690	270	-42	264	659083	5429446	Lotto N
NFGC-22-717	300	-45	213	659089	5429559	Lotto N
NFGC-22-758	270	-45	234	659123	5429422	Lotto N
NFGC-22-788	240	-45	261	659068	5429628	Lotto N
NFGC-22-818	300	-45	219	658982	5429272	Lotto N
NFGC-22-895	70	-45	243	658848	5429213	Lotto N
NFGC-22-940	90	-45	135	658986	5429330	Lotto N
NFGC-22-953	90	-45	213	658943	5429355	Lotto N

Jackpot

On June 22, 2023, the Company announced the discovery of a new zone, “Jackpot” located 600m north of Lotto North and 280m east of the AFZ with the discovery hole of 95.7 g/t Au over 3.25m in NFGC-23-1292 at 20m vertical depth. This hole was drilled as part of a targeted program testing an area of interest between Lotto North and Everest.

Follow-up drilling designed to efficiently determine the orientation of the vein for continued expansion intercepted 119 g/t Au over 4.10m in NFGC-23-1425 and 147 g/t Au over 2.70m in NFGC-23-1423 (both reported on September 5, 2023) and are located 20m down-dip and 15m along strike, respectively, of previously reported NFGC-23-1292. All three intervals occur at a vertical depth ranging from 20-40m.

Continued expansion drilling has determined that Jackpot is an east-west striking, steeply south-dipping high-grade structure with characteristics similar to the neighbouring Lotto Zone. Additional results received indicate strong high-grade continuity with the intervals of 51.9 g/t Au over 2.85m in NFGC-23-1447, 31.5 g/t Au over 2.50m in NFGC-23-1574, 18.9 g/t Au over 3.00m in NFGC-23-1505, 11.0 g/t Au over 4.70m in NFGC-23-1415, 13.8 g/t Au over 2.75m in NFGC-23-1458, 4.63 g/t Au over 6.10m in NFGC-23-1464 (all reported on October 18, 2023) and 18.2 g/t Au over 6.75m in NFGC-23-1523 (reported on November 14, 2023).

A follow-up program has been completed to expand on this new discovery and several assays are pending. Data from the seismic program will guide a deeper drilling program in the future while the latest results have delineated a mineralized strike length of 345m with a current depth extent of 235m which remains open in all directions.

2023 assay results have been reported in press releases dated June 22, 2023, September 5, 2023, October 18, 2023, and November 14, 2023, found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Highlighted assay values and drill hole locations from Jackpot drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1292[1]	27.45	30.70	3.25	95.71
Including	27.45	28.30	0.85	352.58	Jackpot
Including	29.80	30.70	0.90	12.37
And[2]	202.55	212.55	10.00	1.88
NFGC-23-1415[1]	28.00	32.70	4.70	10.98	Jackpot
Including	28.00	29.30	1.30	38.41
NFGC-23-1423[1]	20.40	23.10	2.70	146.67
Including	20.40	22.50	2.10	188.10	Jackpot
Including	21.40	21.80	0.40	699.00
And Including	22.10	22.50	0.40	241.00
NFGC-23-1425[2]	36.90	41.00	4.10	118.73	Jackpot
Including	36.90	39.00	2.10	229.71
NFGC-23-1447[1]	59.20	62.05	2.85	51.93	Jackpot
Including	59.20	61.10	1.90	77.82
NFGC-23-1458[1]	75.00	77.75	2.75	13.83	Jackpot
Including	76.60	77.30	0.70	49.31
NFGC-23-1464[1]	83.00	89.10	6.10	4.63	Jackpot
Including	83.35	83.95	0.60	38.87
NFGC-23-1488[2]	108.20	117.65	9.45	3.01	Jackpot
Including	110.00	110.70	0.70	25.70
NFGC-23-1505[1]	76.75	79.75	3.00	18.93	Jackpot
Including	78.90	79.75	0.85	61.78
NFGC-23-1523[1]	79.25	86.00	6.75	18.23	Jackpot
Including	79.25	80.80	1.55	73.76
NFGC-23-1574[1]	30.50	33.00	2.50	31.50	Jackpot
Including	31.30	32.15	0.85	90.40

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1292	300	-45	249	659422	542986	Jackpot
NFGC-23-1415	293	-57.5	96	659422	5429885	Jackpot
NFGC-23-1423	0	-71	72	659418	5429888	Jackpot
NFGC-23-1425	270	-72	74	659417	5429884	Jackpot
NFGC-23-1447	340	-62	99	659393	5429840	Jackpot
NFGC-23-1458	6	-55	114	659414	5429830	Jackpot
NFGC-23-1464	325	-62	123	659412	5429830	Jackpot
NFGC-23-1488	14	-60	177	659394	5429803	Jackpot
NFGC-23-1505	355	-48	111	659372	5429801	Jackpot
NFGC-23-1523	12	-65	138	659413	5429830	Jackpot
NFGC-23-1574	5	-45	60	659436	5429875	Jackpot

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The latest results from Jackpot Zone are shown in the long section below:

Queensway Project – Jackpot long section, looking north (November 14, 2023)

Honeypot

On January 10, 2024, the Company announced the discovery of a new zone, “Honeypot”, located 230m north of Jackpot and 1.3km north of Lotto. This discovery was made as a result of a follow-up drill program testing a mineralized fault that was initially identified by grid drilling. A near-surface, brittle fault structure was intersected exhibiting characteristics similar to other epizonal high-grade, gold bearing faults that occur along this segment of the AFZ. Honeypot has a similar east-northeast striking and steeply dipping orientation to the neighbouring Jackpot Zone. Gold found at Honeypot is hosted within a primary fault that has been drill-defined over a strike length of 280m and to a depth of 190m. The high-grade domain shows good continuity and appears to strengthen at depth.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Initial results returned 26.4 g/t Au over 7.65m in NFGC-23-1810, intersected at a vertical depth of 91m, and 23.1 g/t Au over 5.25m in NFGC-23-1931, located a further 100m down-dip (reported January 10, 2024). Limited drilling has been completed in this area to date and ongoing drilling is targeting its expansion along strike and to depth. Honeypot will be an area of focus in the 2024 drill campaign.

2024 assay results have been reported in a press release dated January 10, 2024, found through SEDAR+.

Highlighted assay values and drill hole locations from Honeypot drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1810[1]	122.85	130.50	7.65	26.35
Including	123.60	125.40	1.80	101.72	Honeypot
Including	126.30	126.75	0.45	24.06
NFGC-23-1828[1]	168.00	182.70	14.70	2.05	Honeypot
NFGC-23-1900[2]	133.80	140.00	6.20	6.70
Including	133.80	134.30	0.50	16.93	Honeypot
Including	134.90	136.00	1.10	17.24
And[2]	146.00	148.00	2.00	1.54
NFGC-23-1931[2]	208.00	213.25	5.25	23.05
Including	208.75	209.20	0.45	71.42	Honeypot
Including	210.10	211.10	1.00	67.99
Including	211.80	212.80	1.00	11.39

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1810	297	-50	170	659521	5430060	Honeypot
NFGC-23-1828	299	-45.5	230	659565	5430035	Honeypot
NFGC-23-1900	303	-66	180	659522	5430060	Honeypot
NFGC-23-1931	301	-63.5	240	659567	5430033	Honeypot

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Results from Honeypot are shown in the long section below:

Queensway Project – Honeypot long section, looking north (January 10, 2024)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

K2

On January 10, 2023, the Company reported the intersection of broad gold mineralization west of the AFZ and in close proximity to the Zone 36 prospect during systematic drilling stepping north of Lotto North, this interval graded 3.63 g/t Au over 9.50m in NFGC-22-816. In light of the recent discovery at Keats West, the first major discovery made west of the AFZ, exploration drilling had shifted to targeting two structures identified in a lineament study that had orientations similar to the KBFZ. This work led to the discoveries of K2 and Monte Carlo announced on May 10, 2023.

At K2, initial highlight intervals of 28.6 g/t Au over 2.00m in NFGC-22-902, 11.2 g/t Au over 4.25m in NFGC-22-959, 8.91 g/t Au over 4.70m in NFGC-22-827, 3.00 g/t Au over 11.00m in NFGC-22-898, 1.88 g/t Au over 14.75m in NFGC-22-892 and 1.44 g/t Au over 18.80m in NFGC-22-986 are controlled by the K2 fault, located 725m north of Lotto on the west side of the AFZ adjacent to Zone 36 (all reported on May 10, 2023).

Ongoing exploration at K2 has identified a significant structural zone with similarities to the Keats West Fault including a similar strike and dip associated with a complex network of stockwork-style gold-bearing quartz veins that occur within a broad domain of brittle faulting that now spans a mineralized footprint of 490m long x 395m wide, an increase of 80m in a down-dip direction was reported on November 29, 2023. The K2 structure is interpreted as the master structure whereas the previously discussed “Zone 36” is a related vein occurring in close proximity that was originally exposed in trenching.

Much of the gold at K2 is found in the “K2 Main” structure, a low-angle gold-bearing fault zone starting at surface that dips 40° to the south and shares a similar orientation to Keats West. K2 Main is made up of a complex network of associated structures forming a mineralized damage zone that averages 65m in thickness.

One such vein constituent of the greater K2 structure is “Stibnite” vein that has returned several significant intervals including 4.50 g/t Au over 12.95m in NFGC-23-1303, 6.51 g/t Au over 5.05m in NFGC-23-1387 and 13.7 g/t Au over 3.90m in NFGC-23-1391 (all reported on August 28, 2023). Stibnite is a near-surface high-grade vein that has been traced over a current strike length of 105m. This vein contains significant amounts of stibnite, an antimony-bearing sulphide mineral as reflected by the antimony assay results of 0.95% Sb over 12.95m in NFGC-23-1303 and 0.04% Sb over 3.90m in NFGC-23-1391. This is the first time this mineral association has been observed at Queensway North.

The network of cross-cutting veins form thick domains of gold mineralization which is well demonstrated by several highlight intervals hosted by the K2 Main structure including 5.58 g/t Au over 12.35m in NFGC-23-1733 located just 29m from surface, 3.23 g/t Au over 17.65m, 1.45 g/t Au over 17.25m and 1.60 g/t Au over 10.45m in NFGC-23-1552 located a further 220m down-dip, and 5.28 g/t Au over 10.75m in NFGC-23-1626 situated 230m along strike (all reported November 8, 2023).

Initial results from K2 also indicated high-grade potential, intervals such as 198 g/t Au over 2.00m in NFGC-22-952 (reported August 28, 2023), 40.0 g/t Au over 2.45m in NFGC-23-1868, 29.0 g/t Au over 2.85m in NFGC-23-1635 (both reported November 8, 2023), and 27.5 g/t Au over 7.00m in NFGC-23-1729 (reported January 31, 2024) are just a few examples. These high-grade gold-bearing structures are important for concentrating gold mineralization where they interact with the main K2 Main structure, a relationship the Company is actively testing.

Additional near-surface results from ongoing expansion and definition drilling include 3.48 g/t Au over 25.30m in NFGC-23-1783, 6.18 g/t Au over 9.85m in NFGC-23-1709, 3.14 g/t Au over 18.45m in NFGC-23-1904, and 19.41 g/t Au over 2.70m in NFGC-23-1993 (reported January 31, 2024). All intervals occur shallowly, above 65m vertical depth, and demonstrate strong continuity of gold mineralization across the K2 structure.

Exploration will remain focused on expanding K2, which has been drill-defined to a maximum depth of 250m vertical, where it remains open and untested.

2023 and 2024 assay results have been reported in press releases dated May 10, 2023, August 28, 2023, November 29, 2023, and January 31, 2024, found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Highlighted assay values and drill hole locations from K2 drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Sb (%)	Zone
NFGC-22-816[2]	271.70	281.20	9.50	3.63		K2
Including	277.30	277.80	0.50	17.15
NFGC-22-827[2]	269.00	273.70	4.70	8.91		K2
Including	269.00	271.30	2.30	13.80
NFGC-22-892[1]	135.25	150.00	14.75	1.88		K2
NFGC-22-898[2]	176.00	187.00	11.00	3.00		K2
Including	182.20	183.00	0.80	14.80
NFGC-22-902[2]	59.00	61.00	2.00	28.58		K2
Including	59.00	60.00	1.00	48.80
NFGC-22-928[2]	16.40	38.35	21.95	2.22
Including	27.50	28.50	1.00	19.71		K2
And[1]	46.45	58.00	11.55	1.92
NFGC-22-938[1]	45.20	57.10	11.90	1.94
And[4]	93.30	100.60	7.30	2.01		K2
And[2]	107.60	118.50	10.90	1.23
NFGC-22-952[2]	187.00	189.00	2.00	197.78		K2
Including	188.20	188.60	0.40	988.70
NFGC-22-959[2]	131.00	135.25	4.25	11.23
Including	131.00	132.50	1.50	12.93		K2
Including	133.20	134.80	1.60	13.45
And[4]	206.95	215.00	8.05	1.09
NFGC-22-986[3]	43.70	62.50	18.80	1.44		K2
And[1]	90.85	100.40	9.55	1.72
NFGC-22-1002[1]	132.30	143.90	11.60	1.62		K2

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-22-1013[1]	202.95	209.00	6.05	6.47	<0.01	K2
Including	204.50	205.20	0.70	27.50	<0.01
NFGC-23-1303[1]	22.35	35.30	12.95	4.50	0.95
Including	23.20	24.35	1.15	21.12	1.12	K2
Including	25.00	25.45	0.45	12.05	10.45
NFGC-23-1310[1]	30.00	42.55	12.55	2.32	<0.01	K2
Including	40.85	41.60	0.75	10.10	<0.01
NFGC-23-1315[1]	22.00	35.00	13.00	2.38	<0.01	K2
Including	34.30	35.00	0.70	10.75	<0.01
NFGC-23-1387[1]	19.90	24.95	5.05	6.51	0.02	K2
Including	22.85	23.55	0.70	27.70	0.05
NFGC-23-1391[1]	6.00	9.90	3.90	13.72	0.04
Including	7.50	8.00	0.50	20.60	0.21	K2
Including	8.50	9.90	1.40	26.93	0.02
Including	105.40	105.90	0.50	131.50
NFGC-23-1426[1]	29.05	51.00	21.95	1.77		K2
NFGC-23-1552[2]	222.20	239.85	17.65	3.23
Including	227.55	228.30	0.75	25.20
And[2]	246.10	256.55	10.45	1.60		K2
And[3]	266.05	283.30	17.25	1.45
And[3]	288.15	295.60	7.45	1.55
NFGC-23-1626[1]	28.30	39.05	10.75	5.28		K2

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Including	37.65	39.05	1.40	30.88
NFGC-23-1628[2]	190.55	200.75	10.20	1.86	K2
NFGC-23-1630[1]	58.20	66.10	7.90	4.92
Including	58.20	58.55	0.35	26.50	K2
Including	58.90	59.70	0.80	22.10
And	129.75	153.20	23.45	1.82
NFGC-23-1633[1]	24.55	31.35	6.80	2.91	K2
Including	30.00	30.65	0.65	14.75
NFGC-23-1635[1]	46.50	49.35	2.85	28.99	K2
Including	47.85	48.40	0.55	138.68
NFGC-23-1636[1]	264.60	281.00	16.40	2.79	K2
Including	265.25	266.00	0.75	10.28
Including	270.70	271.50	0.80	10.18
NFGC-23-1658[1]	43.35	51.00	7.65	4.16
Including	45.00	45.50	0.50	19.90	K2
And	71.60	74.05	2.45	2.90
NFGC-23-1663[1]	53.50	63.65	10.15	1.77
And[1]	98.60	101.00	2.40	22.24	K2
Including	99.35	100.00	0.65	81.88
NFGC-23-1667[2]	162.90	173.60	10.70	1.65
NFGC-23-1669[1]	75.30	93.15	17.85	2.08
Including	79.45	80.00	0.55	41.70	K2
And[2]	163.40	173.00	9.60	2.49
Including	168.80	169.40	0.60	11.35
NFGC-23-1709[2]	19.40	27.75	8.35	3.01
And[2]	34.60	44.45	9.85	6.18	K2
Including	39.45	39.95	0.50	47.10
Including	40.55	41.40	0.85	24.58
NFGC-23-1715[1]	107.85	119.60	11.75	3.08	K2
Including	111.70	112.45	0.75	19.76
NFGC-23-1721[1]	32.60	43.15	10.55	1.23	K2

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-23-1729[1]	26.75	36.35	9.60	3.39
And[1]	55.20	62.20	7.00	27.49	K2
Including	55.20	55.70	0.50	370.00
NFGC-23-1733[1]	35.30	47.65	12.35	5.58
Including	35.30	36.20	0.90	19.95	K2
Including	40.70	41.45	0.75	13.86
Including	46.75	47.65	0.90	29.47
NFGC-23-1738[1]	87.00	90.00	3.00	19.19
Including	88.25	90.00	1.75	30.92	K2
And[1]	95.80	107.00	11.20	1.89
NFGC-23-1744[1]	30.30	50.10	19.80	1.41	K2
NFGC-23-1772[2]	25.00	43.65	18.65	1.55	K2
NFGC-23-1778[1]	17.50	19.50	2.00	12.69
Including	17.50	18.45	0.95	25.90	K2
And[1]	26.50	41.40	14.90	2.92
Including	36.05	36.60	0.55	34.70
NFGC-23-1779[1]	15.95	23.00	7.05	4.51	K2
Including	22.00	23.00	1.00	12.15
NFGC-23-1783[2]	10.40	35.70	25.30	3.48
Including	10.40	11.00	0.60	12.50	K2
Including	12.90	13.20	0.30	42.30
And[1]	54.00	58.15	2.40	21.96
NFGC-23-1786[1]	58.20	58.55	0.35	26.50
Including	58.90	59.70	0.80	22.10	K2
Including	129.75	153.20	23.45	1.82
Including	24.55	31.35	6.80	2.91
NFGC-23-1861[2]	30.00	30.65	0.65	14.75	K2
NFGC-23-1868[3]	16.35	18.80	2.45	40.02	K2
Including	17.00	17.75	0.75	127.83
NFGC-23-1904[3]	43.35	51.00	7.65	4.16
Including	45.00	45.50	0.50	19.90	K2
And[4]	71.60	74.05	2.45	2.90
NFGC-23-1993[2]	162.90	173.60	10.70	1.65	K2
Including	75.30	93.15	17.85	2.08

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-816	300	-45	291	659185	5429676	K2
NFGC-22-827	300	-45	390	659188	5429731	K2
NFGC-22-892	300	-45	242	658967	5429766	K2
NFGC-22-898	260	-44	230	658965	5429766	K2
NFGC-22-902	120	-45	218	658970	5429767	K2
NFGC-22-928	300	-45	206	659051	5429922	K2
NFGC-22-938	359	-47	158	659051	5429922	K2
NFGC-22-952	300	-45	360	659249	5429986	K2
NFGC-22-959	35	-66	293	658934	5429699	K2
NFGC-22-986	330	-45	308	658965	5429767	K2
NFGC-22-1002	320	-60	194	658974	5429719	K2
NFGC-22-1013	320	-60	317	659000	5429765	K2
NFGC-23-1303	345	-60	227	658956	5430041	K2
NFGC-23-1310	25	-45	65	658957	5430041	K2
NFGC-23-1315	270	-60	53	658956	5430041	K2
NFGC-23-1387	345	-45	50	658939	5430042	K2
NFGC-23-1391	345	-45	53	658907	5430027	K2
NFGC-23-1426	345	-45	98	659082	5430012	K2
NFGC-23-1552	300	-45	338	659160	5429773	K2
NFGC-23-1626	345	-45	130	658893	5429932	K2
NFGC-23-1628	300	-45	257	659139	5429668	K2
NFGC-23-1630	345	-64	176	659018	5429881	K2
NFGC-23-1633	345	-45	135	658880	5429889	K2
NFGC-23-1635	40	-45	221	659019	5429882	K2
NFGC-23-1636	300	-47	296	659139	5429668	K2
NFGC-23-1658	345	-45	129	658985	5429906	K2
NFGC-23-1663	2	-45	150	659018	5429882	K2
NFGC-23-1667	299	-45.5	248	659148	5429834	K2
NFGC-23-1669	1	-45	218	659029	5429847	K2
NFGC-23-1709	110	-60	95	659049	5429903	K2
NFGC-23-1715	0	-45	143	659042	5429945	K2
NFGC-23-1721	0	-45	119	659059	5429944	K2
NFGC-23-1729	0	-45	110	659064	5429990	K2
NFGC-23-1733	0	-45	110	659104	5429987	K2
NFGC-23-1738	0	-45	149	659071	5429933	K2
NFGC-23-1744	0	-45	99	659091	5430009	K2
NFGC-23-1772	345	-45	68	659015	5430046	K2
NFGC-23-1778	345	-45	65	658995	5430046	K2
NFGC-23-1779	345	-45	59	658978	5430069	K2
NFGC-23-1783	20	-50	95	659052	5430044	K2
NFGC-23-1786	75	-45	131	659091	5430008	K2
NFGC-23-1861	65	-65	59	658975	5429719	K2
NFGC-23-1868	116	-66	110	658975	5429718	K2
NFGC-23-1904	17	-58	206	658913	5429819	K2
NFGC-23-1993	70	-53	203	658868	5429773	K2

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project- K2 inclined 3-D view, looking southeast (November 29, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project- K2 3-D cross-section, +/-25m, looking southeast (January 31, 2024)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project- K2 long section, looking north (January 31, 2024)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Monte Carlo, Powerline, and Vegas

On May 10, 2023, the Company announced another new discovery on the west side of the AFZ a further 850m south of K2, a zone now named “Monte Carlo”. The discovery high-grade results of 12.3 g/t Au over 8.05m in NFGC-23-1151 and 13.0 g/t Au over 4.75m in NFGC-23-1145 were found to be hosted by an east-west striking brittle fault zone.

Targeted follow-up drilling has since intersected multiple high-grade gold intervals including 91.9 g/t Au over 2.00m in NFGC-23-1690, 23.5 g/t Au over 2.05m and 18.9 g/t Au over 2.70m in NFGC-23-1683, (all reported on October 11, 2023), 25.8 g/t Au over 2.00m in NFGC-22-1064, 10.6 g/t Au over 3.25m in NFGC-23-1666 and 6.87 g/t Au over 7.25m in NFGC-23-1673 (all reported on February 19, 2024) expanding the strike length to 520m and the depth extent to 160m vertical while the high-grade segment spans 185m of strike.

Exploration work at Monte Carlo has focussed on expanding the highest-grade segment of the fault down dip, drilling is currently paused and likely to resume later in 2024 utilizing the seismic data to guide deeper drilling.

On February 29, 2024, the Company introduced the discovery of a new zone now named “Vegas” which is located midway between the Monte Carlo and K2 zones on the west side of the AFZ.  The high-grade highlight intercept from Vegas of 35.2 g/t Au over 16.85m in NFGC-23-1848 includes an elevated high-grade sample running 1,910 g/t Au over 0.30m that exhibits significant visible gold over a 3cm length. Vegas was discovered through reconnaissance grid drilling and subsequent, follow-up drilling has identified a high-grade segment of this moderately northeast-dipping fault that appears to link between the Monte Carlo and K2 structures. Additional drilling is planned to expand on this newly identified high-grade domain.

Also announced on February 29, 2024, the Company introduced the “Powerline” Zone which was discovered through reconnaissance grid drilling (West Grid) on the west side of the AFZ a further 800 metres south of Monte Carlo. Drilling encountered a broad gold mineralized shallowly northeast-dipping shear zone with characteristics similar to the neighbouring Keats West Zone. Powerline was first intercepted by grid drilling that returned the highlight intervals of 3.32 g/t Au over 7.00m and 1.85m over 6.30m in NFGC-23-1321. Targeted follow-up drilling intercepted 1.80 g/t Au over 10.55m in NFGC-23-1884, found 50m along strike of the initial discovery. Highly anomalous and low-grade mineralization has been defined over a current strike length of 350m at Powerline and testing has only occurred at shallow depths.

2023 assay results have been reported in press releases dated May 10, 2023, October 11, 2023, and February 29, 2024, can be found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Highlighted assay values and drill hole locations from Monte Carlo, Powerline and Vegas are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1025[2]	10.95	21.05	10.10	2.67	Monte Carlo
And[3]	50.90	59.85	8.95	2.25
NFGC-22-1045[2]	32.35	35.15	2.80	14.91	Monte Carlo
Including	32.35	34.30	1.95	19.13
NFGC-22-1059[2]	68.75	77.75	9.00	1.93	Monte Carlo
NFGC-22-1064[1]	86.55	88.55	2.00	25.77	Monte Carlo
Including	87.40	87.90	0.50	92.51
NFGC-22-1070[3]	13.00	28.25	15.25	1.66	Monte Carlo
NFGC-23-1135[1]	49.30	55.55	6.25	7.49
Including	49.30	49.65	0.35	40.00	Monte Carlo
Including	54.30	55.05	0.75	33.00
NFGC-23-1145[1]	61.80	66.55	4.75	13.04
Including	61.80	62.35	0.55	79.90	Monte Carlo
Including	64.15	64.55	0.40	20.10
NFGC-23-1151[1]	63.25	71.30	8.05	12.28
Including	65.00	65.60	0.60	51.30	Monte Carlo
Including	67.70	68.10	0.40	111.00
NFGC-23-1656[2]	62.00	76.75	14.75	1.23	Monte Carlo
NFGC-23-1666[1]	62.75	66.00	3.25	10.57	Monte Carlo
Including	64.55	65.30	0.75	36.56
NFGC-23-1673[2]	59.45	66.70	7.25	6.87	Monte Carlo
Including	61.00	62.25	1.25	27.76
NFGC-23-1683[1]	36.20	38.25	2.05	23.52
Including	36.20	36.75	0.55	80.95	Monte Carlo
And[1]	51.55	54.25	2.70	18.85
Including	52.00	52.35	0.35	131.10
NFGC-23-1687[1]	103.70	105.85	2.15	18.95	Monte Carlo
Including	104.90	105.40	0.50	77.73
NFGC-23-1690[2]	166.75	168.75	2.00	91.86	Monte Carlo
Including	166.75	167.85	1.10	166.89
NFGC-23-1736[1]	140.00	149.25	9.25	1.99	Monte Carlo
NFGC-23-1848[1]	89.70	106.55	16.85	35.24	Vegas
Including	97.40	97.70	0.30	1910.00
NFGC-23-1321[2]	46.00	53.00	7.00	3.32	Powerline/West Grid
And[2]	58.70	65.00	6.30	1.85
NFGC-23-1884[2]	43.00	53.55	10.55	1.80	Powerline

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1025	315	-45	182	658278	5429116	Monte Carlo
NFGC-22-1045	120	-45	242	658658	5429190	Monte Carlo
NFGC-22-1059	315	-80	131	658659	5429190	Monte Carlo
NFGC-22-1064	330	-50	137	658589	5429172	Monte Carlo
NFGC-22-1070	280	-45	230	658588	5429172	Monte Carlo
NFGC-23-1135	332	-45	185	658657	5429192	Monte Carlo
NFGC-23-1145	5	-42	173	658659	5429192	Monte Carlo
NFGC-23-1151	300	-45	164	658657	5429196	Monte Carlo
NFGC-23-1321	75	-45	251	658152	5428428	Powerline
NFGC-23-1656	41	-45	113	658692	5429201	Monte Carlo
NFGC-23-1666	0	-45	101	658679	5429209	Monte Carlo
NFGC-23-1673	0	-70	110	658680	5429208	Monte Carlo
NFGC-23-1683	0	-45	80	658625	5429206	Monte Carlo
NFGC-23-1687	325	-42	146	658632	5429149	Monte Carlo
NFGC-23-1690	25	-45	219	658618	5429078	Monte Carlo
NFGC-23-1736	30	-54	186	658584	5429103	Monte Carlo
NFGC-23-1884	30	-55	75	658212	5428391	Powerline

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The latest results from Monte Carlo, Powerline, and Vegas zones are shown in the images below:

Queensway Project – Powerline to K2 plan view map (February 29, 2024)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Monte Carlo long section, looking northwest (February 29, 2024)

Queensway Project – 3D Cross-Section of AFZ West (looking east, +/- 35m) (February 29, 2024)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Golden Joint Drilling

On June 30, 2021, the Company announced the discovery of a new high-grade zone in the footwall of the AFZ approximately 1km north of Keats named the “Golden Joint” with initial highlight intervals of 10.4 g/t Au over 4.85m in NFGC-21-171 and 430 g/t Au over 5.25m in NFGC-21-241. Further assay results were published on September 28, 2021, with a notable intersection in NFGC-21-386 yielding 70.7 g/t Au over 5.25m. On January 19, 2022, the results reported showed the expansion of the Golden Joint Main Zone to a vertical depth of ~305m with drill hole NFGC-21-401 intersecting 98.1g/t Au over 3.85m and a vein-defined strike length of ~250m.  Infill drilling results reported on March 24, 2022, identified a domain of significant high-grade in NFGC-21-462 which returned 69.2 g/t Au over 14.15m.

Drilling to date at the Golden Joint Hanging Wall (“HW”) Zone, located immediately east of the Golden Joint Main Zone has extended the zone over a strike length of 185m and to a vertical depth of 150m. Highlight intervals include 64.9 g/t Au over 2.10m and 17.4 g/t Au over 2.45m in NFGC-21-225 reported on September 30, 2021, 33.1 g/t Au over 2.10m in NFGC-21-274 reported on January 6, 2022, 4.96 g/t Au over 6.20m in NFGC-21-187 reported on January 6, 2022 and the latest reported result on March 24, 2022 of 13.4 g/t Au over 2.10m in NFGC-21-264.

The Golden Joint prospect is comprised of two sub-parallel vein systems (Main Zone and HW Zone) and is located between the Keats and Lotto zones. Golden Joint Main Zone, consists of an approximately north-south striking, steeply west-dipping quartz vein and associated brittle fault in the footwall to the AFZ whereas the HW Zone forms a network of stock-work style veining that is largely constrained to a thick bed of greywacke and is more distal to the AFZ. The Golden Joint Main vein carries high-grade gold mineralization and has a vertical depth of 305 m, and a strike length of 250 m. The vein has been intersected at depths as great as 385 m and remains open down-dip.

A drilling program at Golden Joint utilizing a barge drill was recently completed that was designed to test the upper 100m of the Golden Joint Zone that was not reachable from land. This program successfully expanded the Golden Joint Zone to surface and initial results received indicate strong continuity of high-grade gold to surface with the highlight intervals of 66.2 g/t Au over 2.65m and 24.0 g/t Au over 2.10m in NFGC-23-1482 located 14m and 34m below surface respectively and 16.5 g/t Au over 7.40m in NFGC-23-1535 occurring a further 65m below surface (all reported on October 23, 2023).

The shallow infill program is completed, and Golden Joint is now drill defined from surface down to a vertical depth of 385m, future exploration will focus on expanding mineralization to depth utilizing the seismic data, where it remains open.

2023 assay results have been reported in press release dated October 23, 2023, found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Highlighted assay values and drill hole locations from Golden Joint drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1123[2]	150.55	152.70	2.15	26.55	Main
Including	150.55	150.85	0.30	190.24
NFGC-23-1482[1]	15.90	18.00	2.10	24.01
Including	17.00	17.35	0.35	140.00	Main
And[1]	44.70	47.35	2.65	66.16
Including	45.95	46.80	0.85	194.00
NFGC-23-1528[2]	86.70	98.70	12.00	2.46	Main
Including	86.70	87.60	0.90	23.90
NFGC-23-1535[3]	116.50	123.90	7.40	16.54
Including	116.50	117.10	0.60	165.13	Main
Including	122.15	122.75	0.60	13.09
Including	123.50	123.90	0.40	29.08
NFGC-23-1549[2]	41.85	50.00	8.15	3.98	Main
Including	45.00	46.15	1.15	17.10
NFGC-23-1585[3]	85.95	88.60	2.65	67.48	Main
Including	85.95	87.60	1.65	107.98
NFGC-23-1597[2]	170.05	172.20	2.15	21.85	Main
Including	170.05	171.70	1.65	28.37

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1123	32	-45	240	658352	5428137	Golden Joint
NFGC-23-1482	150	-66	92	658404	5428351	Golden Joint
NFGC-23-1528	122	-51	107	658364	5428357	Golden Joint
NFGC-23-1535	88	-60	149	658361	5428358	Golden Joint
NFGC-23-1549	84	-45	62	658396	5428325	Golden Joint
NFGC-23-1585	355	-44	189	658504	5428381	Golden Joint
NFGC-23-1597	280	-48	225	658504	5428381	Golden Joint

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The latest results from the Golden Joint prospect are shown in the long section, plan map and cross-section below:

Queensway Project – Golden Joint – Lotto North plan map (October 23, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Golden Joint – Lotto North long section, looking northwest (October 23, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Golden Joint cross-section, +/- 12.5m, looking northeast (February 16, 2023)

TCH, Knob (Rocket Vein) and Grouse

The Trans-Canada Highway (TCH) prospect is located between Cokes and Knob.

On January 18, 2023, the Company announced results from its drilling at the TCH prospect where systematic reconnaissance grid drilling south of the Trans-Canada highway along the eastern side of the AFZ identified a new gold-bearing zone called “TCH (Trans Canada Highway)” with intercepts of 79.6 g/t Au over 2.00m in NFGC-22-863, 10.5 g/t Au over 2.45m in NFGC-22-642 and 1.02 g/t Au over 10.70m in NFGC-22-703. This structure is located in the footwall to the AFZ and has been intersected over a strike length of 190m and down to a vertical depth of 300m.

At the TCH prospect, mineralization has been identified in structures located in both the hangingwall (TCW) and footwall (TCH) of the AFZ. Epizonal-style veining is associated with significant brittle faulting and silicification in the siltstones. Follow-up exploration drilling is planned in this region in search of Keats West-like structures west of the AFZ.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Also announced on January 18, 2023, were results from targeted drilling at the Knob prospect which identified a new vein now called “Rocket” located 100m to the northeast. The highlight interval of 12.6 g/t Au over 4.45m in NFGC-22-704 was intersected at a vertical depth of 65m. Subsequent follow-up drilling expanded on this discovery intersecting 49.5 g/t Au over 2.30m in NFGC-22-704 48m along strike (reported on June 20, 2023).

Further north, exploration at Knob-Quarry, targeting a series of approximately east-west striking structures similar in orientation to the KBFZ identified significant gold mineralization hosted in and around the greywacke, a coarser-grained sedimentary rock that occurs at Queensway interbedded with the shales and adjacent to the AFZ, with highlight interval NFGC-22-906 returning 20.2 g/t Au over 3.35m (reported on June 20, 2023). This interval is located 150m from the surface and 250m east of the AFZ.

The Knob zone is a historical discovery with mineralization hosted within an east-west striking structure largely constrained to greywacke which has been traced over a strike length of 160m and has seen minimal modern-day drilling. Limited drilling has been completed in the Knob prospect area due to access issues and other drilling priorities. No immediate follow-up work is scheduled at this time and is pending suitable access.

On September 20, 2023, the Company announced the results of a first pass program at the Grouse Zone located 2km south of Keats, a historic showing discovered by trenching and tested by limited drilling in the early 2000s. This initial program identified significant gold mineralization akin to the Knob Zone consisting of massive to stockwork-style quartz veins developed within and around a thick bed of greywacke hosted by an east-west striking fault zone located 300m east of the AFZ. Highlight intervals of this program include 3.56 g/t Au over 4.90m in NFGC-22-1005, 1.34 g/t Au over 9.70m in NFGC-22-1047 and 2.32 g/t Au over 5.55m in NFGC-22-1053, along with the presence of visible gold and several additional significant intervals. Mineralization has been identified over an area 100m along strike, starting near surface and reaching a depth of 80m.

The Grouse Zone is now the southernmost gold zone drilled at Queensway North. Measuring from Grouse north to the Everest Zone spans 6.1km of strike where high-grade gold mineralization has been identified through near-surface drilling, indicating that the gold mineralization footprint of the AFZ continues a full 2.7km south of Keats.

2023 assay results have been reported in press releases on January 18, 2023, and September 20, 2023, found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Highlighted assay values and drill hole locations from TCH and Rocket (Knob) drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-642[2]	303.45	305.90	2.45	10.45
Including	303.80	304.35	0.55	14.46	TCH
Including	305.40	305.90	0.50	32.43
NFGC-22-703[4]	183.00	193.70	10.70	1.02	TCH
NFGC-22-863[4]	427.10	429.10	2.00	79.62	TCH
Including	427.10	427.80	0.70	226.46
NFGC-22-704[1]	86.60	91.05	4.45	12.63	Knob
Including	88.00	88.45	0.45	118.50	(Rocket Vein)
NFGC-22-906[4]	192.95	196.30	3.35	20.15	Quarry
Including	192.95	193.25	0.30	215.00
NFGC-22-950[1]	23.50	25.80	2.30	49.45	Knob
Including	24.90	25.40	0.50	227.00	(Rocket Vein)
NFGC-22-1005[1]	16.60	21.50	4.90	3.56
Including	18.25	18.80	0.55	17.41
And[3]	43.85	45.85	2.00	8.51	Grouse
Including	43.85	44.85	1.00	17.01
And[3]	50.40	52.60	2.20	6.77
Including	51.20	51.75	0.55	19.14
NFGC-22-1047[3]	61.35	71.05	9.70	1.34	Grouse
NFGC-22-1053[4]	74.60	76.90	2.30	2.74
And[1]	89.20	94.75	5.55	2.32	Grouse
And[4]	136.10	138.10	2.00	2.67

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. As of March 1, 2023, composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when at depths above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Prior to this date, all composites allowed for 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-642	300	-45	500	657636	5426511	TCH
NFGC-22-703	300	-45	284	657594	5426495	TCH
NFGC-22-704	100	-50	107	657192	5425868	Rocket
NFGC-22-863	300	-45	472	657573	5426335	TCH
NFGC-22-906	165	-45	335	657285	5425980	Knob
NFGC-22-950	120	-45	185	657218	5425818	Knob
NFGC-22-1005	200	-45	128	656814	5425185	Grouse
NFGC-22-1047	204	-42	125	656836	5425243	Grouse
NFGC-22-1053	230	-45	143	656835	5425243	Grouse

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The latest results from the TCH, Knob (Rocket Vein) and Grouse are shown the plan map below:

NFGC-21-421
4.49 g/t Au / 3.55m
7.85 g/t Au / 4.85m
NFGC-22-845
4.59 g/t Au / 14.90m
421
NFGC-23-1130
17.8 g/t Au / 8.30m
NFGC-22-550
45.1 g/t Au / 2.25m
KEATS MAIN S. EXT.
TCW
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20m
NFGC-22-642
10.5 g/t Au / 2.45m
2.00 g/t Au / 2.15m
1.01 g/t Au / 2.00m
ICH
NFGC-22-863
79.6 g/t Au / 2.00m
NFGC-22-703
1.02 g/t Au / 10.70m
NFGC-22-704
12.6 g/t Au / 4.45m
BULLET
NFGC-22-906
20.2 g/t Au / 3.35m
ROCKET
NFGC-22-950
49.5 g/t Au / 2.30m
NFGC-21-142
5.12 g/t Au / 5.00m
KNOB
APPLETON FAULT ZONE
NFGC-21-159
8.78 g/t Au / 2.00m
AFZ SOUTH PLAN MAP
Deformation Zone
Fault
Au Vein Surface Intersection
Greywacke
Shale
Current Assays Reported
Previous Assays Reported
Property Boundary
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
GROUSE
NFGC-22-1047
1.34 g/t Au / 9.70m
NFGC-22-1005
3.56 g/t Au / 4.90m
8.51 g/t Au / 2.00m
6.77 g/t Au / 2.20m
NFGC-22-1053
2.74 g/t Au / 2.30m
2.32 g/t Au / 5.55m
2.67 g/t Au / 2.00m
QUEENSWAY NORTH
GROUSE
NEWFOUND GOLD CORP
0
100
200m

Queensway Project – Knob – Keats Main South plan map (September 20, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway North – 3-D Seismic Program

On March 7, 2023, the Company announced the commencement of a 3-D seismic survey being conducted by HiSeis, an Australian-based leader in 3-D seismic technology, responsible for conducting similar surveys at numerous projects globally for the mining sector, including at Agnico Eagle’s Fosterville Mine. This is the first survey of its kind to be conducted on the island of Newfoundland and one of the first in North America. Its implementation will not only aid in the geologic understanding of the Queensway Project but of the entire central Newfoundland gold belt.

The survey was planned to cover an area 5.8km wide and spanning 8km of strike length along the AFZ and JBPFZ, encompassing known significant mineralized zones such as Keats, Keats West, Iceberg, Golden Joint and Lotto, as well as large areas that remain undrilled. This technology provides high-resolution penetration up to 3km below surface, with a coarser resolution to 8km depth.

Drilling completed by the Company to date has primarily focused shallowly on the first 200m from surface and within a 200m window on either side of the AFZ. By collecting seismic data across the known zones, the Company will be able to effectively train a 3D dataset, with the goal of identifying similar-looking, prospective zones both outside of this narrow window and at depth.

On August 21, 2023, the Company reported that the seismic program acquisition phase had been completed and the program will move into its final phase of data cleaning, compilation, and interpretation. This work is expected to provide deliverables in Q1, 2024. The survey utilized approximately 20,000 energy source points spaced at 12.5m intervals along 260km of source lines, as well as approximately 25,000 geophone receiver stations, generating 3-D seismic data across a 47km2 grid. Source lines were spaced at 100m intervals and perpendicular receiver lines were constructed at 100m interims to optimize resolution from 200-1,000m in depth, with good resolution penetrating to 3,000m.

The Company is now in possession of the final data products as announced on March 4, 2024, and is currently working with the data. The preliminary seismic interpretation successfully outlines the presence of structures and geological features down to a depth of 2.5km that align with known gold-bearing structures closer to surface, and points to additional lineaments that could represent new and untested structures. A more detailed interpretation is now underway by HiSeis that will include the identification of priority targets with a scheduled completion date of April 2024. From there, ongoing interpretation and targeting will continue throughout the lifespan of the project as new data derived from drilling is used to continuously refine and validate the 3-D seismic interpretation for increased targeting effectiveness.

Based on the initial results of the seismic survey, the Company has initiated deep drilling aimed at collecting geological information that will be used to confirm the presence of structures identified in the seismic data and to further train and understand the dataset.

The details of the seismic program have been reported in press releases on March 7, 2023, and June 26, 2023, August 21, 2023, and March 4, 2024, found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project – Region Covered by the Seismic Survey

Queensway Project – Extents of the 3-D cube and 2-D seismic lines.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Queensway Project- Keats 3-D cube cross-section (Pre-SDM and Pseudo Relief, looking north), Top: With interpretation, Bottom: Without interpretation.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Regional Exploration – Queensway South

Starting in June 2020, the Company initiated a field reconnaissance program within the QWS mineral licenses. The objective of this program was to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis. This work has continued each field season through to 2023 and has evolved to include soil sampling and trenching. The goal of these field programs has been to aid in the development of drilling targets for testing in an inaugural diamond drill program which began in 2022.

Highlight results from these field activities include the results from the 2020 field program detailed till survey which were reported in August 27, 2020, where the Company had announced it had found a new fertile gold region 45km south of the current QWN drill targets.

The Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples up to 15.0 g/t Au.

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4km of strike length. Five other gold in till anomalies have been discovered to date within QWS and warrant follow up exploration including Pauls Pond.

At Pauls Pond, an area located approximately 50km south of the Keats Zone, continued prospecting, till and soil sampling and trenching identified an area with a high concentration of gold anomalies on both sides of the interpreted extension of the AFZ.

In August 2022, a diamond drill was mobilized to the Pauls Pond area to test drill-ready targets generated from the previous field programs, this was the first ever drilling program conducted by NFGC. This program consisted of 7,255m drilled in 33 holes over 7 target areas including Aztec, Bernards Pond, Devil’s Trench, Eastern Pond, Goose, Greenwood, and Paul’s Pond.

Twenty-seven of thirty-three drill holes hit significant gold mineralization while ten drill holes contained visible gold across four target areas in this initial drill program. Several new discoveries were made along an 18.5km corridor that were prioritized due to the amount of gold found in the surficial environment; specific targets tested occur on both sides of the AFZ and exhibit a combination of favourable characteristics including elevated Au-in-grab, till and soil samples.

At Pauls Pond, seventeen drillholes were completed leading to three new discoveries: “Astronaut”, “Nova” and “Nebula” as well as the expansion of the historic “Goose” zone. Astronaut and Nova are parallel structures located west of the AFZ that have been traced over 1,600m and 250m of strike length, respectively. At Astronaut and Nova, eight out of nine holes drilled contained visible gold, including highlight interval of 19.0 g/t Au over 3.15m in NFGC-QS-22-20. The Company believes these two zones connect through to the Goose zone, which if confirmed would expand this mineralized corridor to 2.5km in strike length.

Nebula, the third discovery in the Pauls Pond area, is located on the east side of the AFZ and drill testing of a prominent Au-in-soil anomaly with two holes identified significant mineralization that is associated with a near-surface shear zone that returned an initial highlight result of 3.70 g/t Au over 4.30m in NFGC-QS-22-25.

On the east side of the AFZ drill testing of two trenched Au-in soil and till anomalies led to two new discoveries, “Devils Pond” and “Devils Pond South”. These zones are located 12km apart and all drillholes at both targets intersected broad domains of highly anomalous gold including highlight intervals of 0.47 g/t Au over 8.00m and 0.37 g/t Au over 28.00m in NFGC-QS-22-15 at Devils Pond and 1.01 g/t Au over 8.80m in NFGC-QS-22-30 at Devils Pond South.

On July 26, 2023, the Company announced the commencement of a Phase II diamond drilling program consisting of approximately 10,000m to follow up on results of its inaugural 2022 program and test new targets along an 18.5km long stretch of the AFZ at QWS. Results of the 2023 program are pending.

2023 assay results have been reported in press releases on May 25, 2023, and July 26, 2023, found through SEDAR+.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Highlighted assay values and drill hole locations from the Queensway South drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-QS-22-18	183.00	190.10	7.10	2.13	Astronaut
Including*	186.00	189.70	3.70	3.85
NFGC-QS-22-19	197.00	207.00	10.00	1.03
Including*	199.90	201.95	2.05	4.29	Astronaut
Including^	199.90	200.55	0.65	11.47
NFGC-QS-22-20	227.45	232.30	4.85	12.35	Astronaut
Including*	227.45	230.60	3.15	18.95
Including^	229.10	229.85	0.75	72.60
NFGC-QS-22-21	37.00	52.20	15.20	0.81	Nova
Including*	37.00	46.50	9.50	1.09
NFGC-QS-22-22	206.15	209.70	3.55	5.17
Including*	207.30	209.30	2.00	8.88	Astronaut
Including^	208.30	209.30	1.00	14.69
NFGC-QS-22-25*	18.55	22.85	4.30	3.70
Including	18.55	21.60	3.05	4.92	Nebula
Including	22.25	22.85	0.60	1.29
NFGC-QS-22-30	70.00	78.80	8.80	1.01	Devils Pond South
Including*	72.00	78.80	6.80	1.17

At Queensway South, host structures are interpreted to be steeply dipping and true widths are unknown at this time, additional drilling is required to assess the true width of intersected vein structures. Composite intervals reported carry a minimum weighted average of 0.25 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 1 g/t Au. *Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. ^Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-QS-22-18	125	-45	335	636772	5391456	Pauls Pond
NFGC-QS-22-19	125	-45	290	636528	5391234	Pauls Pond
NFGC-QS-22-20	125	-45	383	636731	5391485	Pauls Pond
NFGC-QS-22-21	125	-45	275	636434	5391138	Pauls Pond
NFGC-QS-22-22	125	-45	272	636333	5391070	Pauls Pond
NFGC-QS-22-25	135	-45	218	638312	5392358	Pauls Pond
NFGC-QS-22-30	115	-45	101	634043	5385020	Devils Pond South

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

LOTTO
GOLDEN JOINT
KEATS WEST
KEATS
ICEBERG
JOE'S FEEDER
1744
H POND
POCKET POND
Gander
Gander Lake
APPLETON FAULT
JBP FAULT
DOG BAY LINE
PAUL'S POND
GREENWOOD POND
EASTERN POND
APPLETON FAULT
GRUB LINE
QUEENSWAY PROJECT
Town
Transmission Line
Trans-Canada Highway
Regional Fault Zone
Major Fault Zone
Queensway North
Queensway South
Rock Sample (Au g/t)
0.1 - 0.5
0.5 - 3
3 - 10
>10
Till Sample
(Pristine Au Grain Count)
1 - 5
5 - 20
20 - 50
>50
NEWFOUND
GOLD CORP
0
5
10
20km

Queensway Project: Gold occurrences in rocks and tills and major prospects

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

NFGC-QS-22-15
0.47 g/t Au over 8.00m
0.37 g/t Au over 28.00m
DEVILS POND
4 HOLES
NFGC-QS-22-25
4.92 g/t Au over 3.05m
NFGC-QS-22-20
19.0 g/t Au / 3.15m (VG)
FIGURE 4
NEBULA
2 HOLES
ASTRONAUT
6 HOLES
PAULS POND
NOVA
4 HOLES
GOOSE
5 HOLES
NFGC-QS-22-27
0.67 g/t Au /10.35m
DAVIDSVILLE BOUNDARY
AZTEC
8 HOLES
NFGC-QS-22-05
(VG)
APPLETON FAULT ZONE
MINERALIZED UNIT PROSPECTIVE ALONG 12KM+ STRIKE
JBP FAULT ZONE
DEVILS POND SOUTH
3 HOLES
NFGC-QS-22-28
(VG)
NFGC-QS-22-30
1.01 g/t Au / 8.80m
EASTERN POND
1 HOLE
QWS PLAN MAP
DDH Collars
Gold Showings
Major Fault
Property Boundary
DAVIDSVILLE GROUP
Mafic Siltstone; Gabbro and Diorite
Graphitic Shale
Conglomerate & Greywacke
Siltstone & Greywacke
INDIAN ISLANDS GROUP
BOTWOOD GROUP
GANDER RIVER ULTRAMAFIC BELT
Appleton Fault Zone
JBP Fault Zone
PAULS POND
NEW FOUND GOLD CORP
0
1000
2000m

Regional drill targets at QWS

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Goose – Nebula plan view map

Regional Exploration – VOA Option

In November 2022, the Company entered into an option agreement which gained approximately 6.1km of strike on the AFZ. Beginning in early 2023 a regional exploration program was launched which involved first-pass soil sampling, mapping and prospecting with the intention of identifying drill-targets for testing in Q3 2023. A first phase of drilling was completed in early 2024 consisting of 6,687m in 27 holes testing 10 different target areas, the results of this program are pending.

Sampling, Sub-sampling and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line.  Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods.  MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS, the entire sample is crushed to approximately 70% passing 2mm.  A 3,000-g split is pulverized.  “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures.  Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals.  In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Lucky Strike Project, Ontario

On May 25, 2023, the Company disposed of its 100% interest in the Lucky Strike project near Kirkland Lake, Ontario comprising 11,684 hectares to Kirkland Lake Discoveries Corp. (TSXV: KLDC) for total non-cash consideration comprised of 28,612,500 common shares and 1.0% net smelter return royalty on future production from the mineral claims. The investment represented 32.29% of the issued and outstanding common shares of Kirkland Lake Discoveries Corp. NFG exercised its right to nominate two additional directors to the board of directors of Kirkland Lake Discoveries Corp. and the companies have a director and officer in common, being Denis Laviolette, Director and President.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2023 and 2022:

	Newfoundland
	Queensway	Other	Ontario	Total
Year ended December 31, 2023	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609
Additions
Acquisition costs	381,220	30,793	—	412,013
Claim staking and license renewal costs	16,565	—	—	16,565
Disposals
Disposal of exploration and evaluation assets	—	—	(264,000)	(264,000)
Impairment of exploration and evaluation assets	—	—	(8,000)	(8,000)
Balance as at December 31, 2023	9,014,478	78,709	—	9,093,187

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2022	121,302,318	539,998	3,428,034	125,270,350
Assays	16,102,874	14,515	—	16,117,389
Drilling	41,121,168	—	—	41,121,168
Environmental studies	1,280,147	—	—	1,280,147
Geochemistry	857,555	—	—	857,555
Geophysics	814,877	—	—	814,877
Imagery and mapping	644,205	9,932	—	654,137
Metallurgy	950,855	—	—	950,855
Office and general	855,902	—	144	856,046
Other	590,575	—	—	590,575
Permitting	225,162	—	—	225,162
Property taxes, mining leases and rent	143,010	—	5,915	148,925
Reclamation	2,122,598	—	—	2,122,598
Salaries and consulting	13,243,577	10,103	13,850	13,267,530
Seismic survey	8,118,668	—	—	8,118,668
Supplies and equipment	4,438,579	—	480	4,439,059
Technical reports	55,025	—	—	55,025
Travel and accommodations	1,481,399	309	155	1,481,863
Trenching	982,148	—	—	982,148
Exploration cost recovery	(45,450)	—	—	(45,450)
	93,982,874	34,859	20,544	94,038,277
Cumulative exploration expense – December 31, 2023	215,285,192	574,857	3,448,578	219,308,627

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

	Newfoundland
	Queensway	Other	Ontario	Total
Year ended December 31, 2022	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Acquisition costs	364,738	30,096	—	394,834
Claim staking and license renewal costs	15,774	120	400	16,294
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	9,741,609	12,545	233,314	9,987,468
Drilling	36,118,624	352,056	449,063	36,919,743
Environmental studies	537,234	—	—	537,234
Geochemistry	48,116	—	—	48,116
Geophysics	1,894,010	—	177,916	2,071,926
Imagery and mapping	95,893	—	—	95,893
Metallurgy	65,644	—	—	65,644
Office and general	672,019	50	4,811	676,880
Property taxes, mining leases and rent	103,750	—	3,205	106,955
Petrography	9,372	—	—	9,372
Reclamation	2,464,985	—	—	2,464,985
Salaries and consulting	11,166,116	43,866	155,729	11,365,711
Supplies and equipment	5,204,988	71,187	35,182	5,311,357
Technical reports	458,439	—	9,567	468,006
Travel and accommodations	1,341,562	648	9,046	1,351,256
Exploration cost recovery	(60,000)	—	—	(60,000)
	69,862,361	480,352	1,077,833	71,420,546
Cumulative exploration expense – December 31, 2022	121,302,318	539,998	3,428,034	125,270,350

Overall Performance and Results of Operations

Total assets decreased to $84,579,493 at December 31, 2023, from $110,687,512 at December 31, 2022, primarily as a result of a decrease in cash of $28,280,464 and investments of $3,904,563, partially offset by an increase in investment in Kirkland Lake Discoveries Corp. of $2,861,250 and increases in secured notes of $2,454,300 and property and equipment of $371,594. The most significant assets at December 31, 2023 were cash of $53,884,809 (December 31, 2022: $82,165,273), investments of $3,596,592 (December 31, 2022: $7,501,155), exploration and evaluation assets of $9,093,187 (December 31, 2022: $8,936,609), investment in Kirkland Lake Discoveries Corp. of $2,861,250 (December 31, 2022: $Nil), property and equipment of $7,638,608 (December 31, 2022: $7,267,014) and secured notes of $2,454,300 (December 31, 2022: $Nil). Cash decreased by $28,280,464 during the year ended December 31, 2023 primarily as a result of cash used in operating activities of $99,274,312 and purchases of secured notes of $2,464,000 and property and equipment of $1,487,150, partially offset by gross proceeds from the issuance of common shares in the Company’s prospectus offerings of $78,986,588 net of share issue costs of $3,517,377.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Year ended December 31, 2023 and 2022

During the year ended December 31, 2023, loss from operating activities increased by $14,750,677 to $103,467,570 compared to $88,716,893 for the year ended December 31, 2022. The increase in loss from operating activities is largely due to:

-

An increase of $22,617,731 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $94,038,277 for the year ended December 31, 2023 compared to $71,420,546 for the year ended December 31, 2022. The Company continued its drilling program at its Queensway project and completed approximately 195,899 meters of drilling in 1,006 holes, a 3D seismic survey program, a trenching program of the Keats Main zone to examine bedrock surface geology and incurred higher costs in connection with the Company’s increased exploration activity at its Queensway project during the year ended December 31, 2023 compared to completing approximately 187,782 meters of drilling during the year ended December 31, 2022.

The increase in loss from operating activities was partially offset by:

-

A decrease of $7,078,824 in share-based compensation. Share-based compensation was $1,410,563 for the year ended December 31, 2023 compared to $8,489,387 for the year ended December 31, 2022. The decrease is due to no stock options granted and the continued vesting of previously granted stock options with a value of $1,410,563 during the year ended December 31, 2023 compared to a total of 2,647,500 stock options granted, of which 2,021,000 stock options vested, and the continued vesting of previously granted stock options, with a total value of $8,489,387 during the year ended December 31, 2022.

Other items

For the year ended December 31, 2023, other income was $23,576,807 compared to other expenses of $1,272,766 for the year ended December 31, 2022. The $24,849,573 change is largely due to:

-

An increase of $5,766,682 in settlement of flow-through share premium. Settlement of flow-through share premium was $22,932,528 for the year ended December 31, 2023 compared to $17,165,846 for the year ended December 31, 2022. The Company incurred $81,699,542 in Qualifying CEE and derecognized $22,932,528 of its flow-through premium liability the year ended December 31, 2023.

-

An increase of $4,205,774 in gain on sale of exploration and evaluation assets. Gain on sale of exploration and evaluation assets was $4,217,935 for the year ended December 31, 2023 compared to $12,161 for the year ended December 31, 2022. The increase is due to the sale of the Lucky Strike project for total non-cash consideration having a value of $4,657,482 consisting of 28,612,500 common shares of Kirkland Lake Discoveries Corp. and a 1.0% net smelter return royalty on future production from the mineral claims. The Company recognized $175,547 of professional fees in connection with the transaction and derecognized the Lucky Strike project at its carrying value of $264,000 during the year ended December 31, 2023.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

-

An increase of $1,570,969 in interest income. Interest income was $2,791,248 for the year ended December 31, 2023 compared to $1,220,279 for the year ended December 31, 2022. The increase is due to higher interest rates paid on the Company’s interest-bearing cash balances and interest earned on the Company’s secured notes during the year ended December 31, 2023 compared to lower interest rates paid on the Company’s interest-bearing cash balances during the year ended December 31, 2022.

-

Unrealized losses on investments were $4,079,063 for the year ended December 31, 2023 compared to $14,938,953 in unrealized losses on investments for the year ended December 31, 2022. The decrease is due to changes in the fair values of investments held at December 31, 2023.

-

A decrease of $4,675,084 in realized losses on investments. Realized losses on investments were $Nil for the year ended December 31, 2023 compared to $4,675,084 for the year ended December 31, 2022. The Company disposed of certain investments for proceeds of $4,827,266 and recognized a loss in relation to the disposal of $4,675,084 during the year ended December 31, 2022. There were no dispositions of investments during the year ended December 31, 2023.

The increase in other income was partially offset by:

-

An increase of $795,995 in loss from equity investment. Loss from equity investment was $795,995 for the year ended December 31, 2023 compared to $Nil for the year ended December 31, 2022. The increase is due to the Company’s share of comprehensive loss for the period May 25, 2023 to December 31, 2023 as 32.29% equity owner in Kirkland Lake Discoveries Corp.

-

An increase of $1,000,237 in impairment of equity investment. Impairment of equity investment was $1,000,237 for the year ended December 31, 2023 compared to $Nil for the year ended December 31, 2022. The Company recognized an impairment of $1,000,237 in connection with its 32.39% equity ownership interest in Kirkland Lake Discoveries Corp. during the year ended December 31, 2023.

The Company recorded loss and comprehensive loss of $79,890,763 or $0.45 basic and diluted loss per share for the year ended December 31, 2023 (December 31, 2022: $89,989,659 or $0.54 basic and diluted loss per share).

SELECTED ANNUAL INFORMATION

Selected annual information from the audited financial statements for the years ended December 31, 2023, 2022 and 2021 is presented in the table below. The financial data below has been prepared in accordance with IFRS and is reported in Canadian dollars.

	December 31, 2023	December 31, 2022	December 31, 2021
Selected Annual Financial Information	$	$	$
Total Assets	84,579,493	110,687,512	148,057,847
Operating expenses(1)	(8,018,730)	(8,806,960)	(6,778,541)
Share-based compensation	(1,410,563)	(8,489,387)	(7,612,214)
Exploration and evaluation expenditures	(94,038,277)	(71,420,546)	(42,271,457)
Impairment of exploration and evaluation assets	(8,000)	—	(28,604)
Loss from equity investment	(795,995)	—	—
Impairment of equity investment	(1,000,237)	—	—
Realized gains (losses) on disposal of investments	—	(4,675,084)	192,114
Unrealized (losses) on investments	(4,079,063)	(14,938,953)	(1,376,192)
Settlement of flow-through premium liability	22,932,528	17,165,846	6,617,730
Gain on sale of exploration and evaluation assets	4,217,935	12,161	499,415
Net loss comprehensive loss	(79,890,763)	(89,989,659)	(50,640,075)
Loss per share – basic and diluted	(0.45)	(0.54)	(0.33)

(1)	Operating expenses is comprised of corporate development & investor relations, depreciation, office & sundry, professional fees, salaries and consulting, transfer agent & regulatory fees, and travel.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Three months ended December 31, 2023 and 2022

During the three months ended December 31, 2023, loss from operating activities decreased by $8,292,618 to $22,395,463 compared to $30,688,081 for the three months ended December 31, 2022. The decrease in loss from operating activities is largely due to:

-

A decrease of $672,382 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $20,485,139 for the three months ended December 31, 2023 compared to $21,157,521 for the three months ended December 31, 2022. The Company completed approximately 34,304 meters of drilling in 211 holes at its Queensway project and incurred costs in connection with the Company’s 3D seismic survey program and trenching program of the Keats Main zone to examine bedrock surface geology during the three months ended December 31, 2023 compared to completing approximately 46,849 meters of drilling in 207 holes at its Queensway project during the three months ended December 31, 2022.

-

A decrease of $6,838,114 in share-based compensation. Share-based compensation was $206,606 for the three months ended December 31, 2023 compared to $7,044,720 for the three months ended December 31, 2022. The decrease is due to no stock options granted and the continued vesting of previously granted stock options with a value of $206,606 during the three months ended December 31, 2023 compared to a total of 2,257,000 stock options granted, of which 1,834,500 vested, and the continued vesting of previously granted stock options, with a total value of $7,044,720 during the three months ended December 31, 2022.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Other items

For the three months ended December 31, 2023, other income was $1,851,166 compared to $6,029,123 for the three months ended December 31, 2022. The $4,177,957 change is largely due to:

-

A decrease of $1,391,781 in settlement of flow-through share premium. Settlement of flow-through share premium was $3,287,829 for the three months ended December 31, 2023 compared to $4,679,610 for the three months ended December 31, 2022. The Company incurred $11,949,451 of qualifying Canadian exploration expenses and derecognized $3,287,829 of its flow-through share premium liability during the three months ended December 31, 2023.

-

Unrealized losses on investments were $56,455 for the three months ended December 31, 2023 compared to $813,305 in unrealized gains on investments for the three months ended December 31, 2022. The decrease is due to changes in the fair values of equity investments held at December 31, 2023.

-

An increase of $335,547 in loss from equity investment. Loss from equity investment was $335,547 for the three months ended December 31, 2023 compared to $Nil for the three months ended December 31, 2022. The increase is due to the Company’s share of comprehensive loss for the three months ended December 31, 2023 as 32.29% equity owner in Kirkland Lake Discoveries Corp.

-

An increase of $1,000,237 in impairment of equity investment. Impairment of equity investment was $1,000,237 for the three months ended December 31, 2023 compared to $Nil for the three months ended December 31, 2022. The Company recognized an impairment of $1,000,237 in connection with its 32.39% equity ownership interest in Kirkland Lake Discoveries Corp during the three months ended December 31, 2023.

-

An increase of $584,120 Part XII.6 tax. Part XII.6 tax was $584,120 for the three months ended December 31, 2023 compared to $Nil for the three months ended December 31, 2022. The Company incurred $584,120 in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rule, in accordance with the Income Tax Act of Canada during the three months ended December 31, 2023.

The Company recorded loss and comprehensive loss of $20,544,297 or $0.11 basic and diluted loss per share for the three months ended December 31, 2023 (December 31, 2022: $24,658,958 or $0.14 basic and diluted loss per share).

Summary of Quarterly Results

	2023								2022
	Dec. 31		Sep. 30		Jun. 30		Mar. 31		Dec. 31		Sep. 30		Jun. 30		Mar. 31
	$		$		$		$		$		$		$		$
Revenues	—		—		—		—		—		—		—		—
Loss and comprehensive loss for the period	(20,544,297)	(2)	(23,357,516)	(3)	(15,936,607)	(4)	(20,052,343)	(5)	(24,658,958)	(6)	(18,627,388)	(7)	(24,294,494)	(8)	(22,408,819)
Loss per Common Share Basic(1)	(0.11)		(0.13)		(0.09)		(0.11)		(0.14)		(0.11)		(0.15)		(0.14)
Loss per Common Share Diluted(1)	(0.11)		(0.13)		(0.09)		(0.11)		(0.14)		(0.11)		(0.15)		(0.14)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.
(2)

Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $6,460,073 and a decrease in unrealized losses on investments of $1,525,529, partially offset by a decrease in settlement of flow-through share premium of $3,968,911 and an increase in impairment of equity investment of $1,000,237.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

(3)

Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $1,984,071, an increase in salaries and consulting of $382,246, an increase in unrealized losses on investments of $1,052,805, partially offset by a decrease in gain on sale of exploration and evaluation assets of $4,217,935.

(4)

Decrease in loss and comprehensive loss from prior quarter primarily driven by an increase in gain on sale of exploration and evaluation assets of $4,217,935, an increase in settlement of flow-through share premium of $1,478,775, a decrease in unrealized losses on investments of $1,382,266 and a decrease in professional fees of $382,614, partially offset by an increase in exploration and evaluation expenditures of $3,314,356.

(5)

Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in share-based compensation of $6,514,473 and an increase in settlement of flow-through share premium of $774,982, partially offset by an increase in unrealized losses on investments of $2,724,750 and an increase in exploration and evaluation expenditures of $489,264.

(6)

Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $1,438,747, an increase in share-based compensation of $6,148,741, partially offset by a decrease in realized losses on sale of investments of $1,037,858 and an increase in unrealized gains on investments of $1,104,121.

(7)

Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in net realized losses on disposal of investments of $2,599,368 and a decrease in unrealized losses on investments of $4,916,027, partially offset by an increase in exploration and evaluation expenditures of $2,438,298.

(8)

Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net realized losses on disposal of investments of $3,637,226 and an increase in exploration and evaluation expenditures of $4,016,701, partially offset by an increase in settlement of flow-through share premium of $1,024,289 and a decrease in unrealized losses on investments of $5,047,756.

Liquidity and Capital Resources

As at December 31, 2023, the Company had cash of $53,884,809 to settle current liabilities of $19,007,634. As at December 31, 2023, the Company must also spend $45,500,423 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through liability of $12,426,322.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at December 31, 2023, the Company has a working capital surplus, calculated as current assets less current liabilities, of $43,367,892, consisting primarily of cash, and negative cash flow from operating activities of $99,274,312 for the year ended December 31, 2023.

The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

Although the Company presently has sufficient financial resources to cover its existing obligations and operating costs, the Company expects to require further funding in the longer term to fund its planned programs for the next year. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items cast significant doubt as to the Company’s ability to continue as a going concern.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely from equity financing. The Company does not have bank debt or banking credit facilities in place as at the date of this report.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

As at December 31, 2023, the Company had the following contractual obligations:

Contractual obligations	Total $	1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Accounts payable and accrued liabilities	6,492,354	6,492,354	—	—	—
Lease obligations	354,636	107,928	23,898	25,251	197,559
Total contractual obligations	6,846,990	6,600,282	23,898	25,251	197,559

Property Option Agreement

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located near Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;
•	$200,000 (paid) and 39,762 common shares (issued) on or before November 2, 2023;
•	$250,000 and 69,583 common shares on or before November 2, 2024;
•	$300,000 and 89,463 common shares on or before November 2, 2025;
•	$600,000 and 129,224 common shares on or before November 2, 2026; and
•	$800,000 and 119,284 common shares on or before November 2, 2027.

At-the-Market Distributions (“ATM”) Program

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

Assuming net proceeds of the maximum of US$100,000,000 (less commissions) on or before the expiry of the prospectus on August 22, 2024, the Company intends to use the net proceeds of the offering as follows:

Intended Use of Proceeds
(Estimated)
Uses of Funds:	$
Exploration and drilling at the Queensway Project and commissioning of mineral resource estimate	US$51,000,000 to US$85,000,000
General, corporate and administrative expenses	US$10,000,000 to US$15,000,000
Total Uses	US$100,000,000 (less commission)

Although the Company intends to use the net proceeds from the offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on the amount raised, the time periods in which the proceeds are raised and future developments in relation to the Company’s projects and unforeseen events.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

During the year ended December 31, 2023, the Company sold 3,552,224 common shares of the Company under the ATM program at an average price of $6.47 per share for gross proceeds of $22,980,338 or net proceeds of $22,440,215, and paid an aggregate commission of $540,123.

As at December 31, 2023, the Company completed $25,530,015 of the ATM program and has used $8,271,484 for general, corporate and administrative expenses, and $9,371,815 for its Queensway project work programs. As at the date of this report, the Company has completed $35,792,251 of the ATM program.

Prior Financings

November 6, 2023 Financing – Net Proceeds of $53,028,996

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company paid share issuance costs of $2,977,254 in cash, of which $2,357,908 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $15,295,500.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2023
Uses of Funds:	$	$	$
Queensway Project work program	56,006,250	10,505,827	(45,500,423)
Total Uses	56,006,250	10,505,827	(45,500,423)

December 14, 2022 Financing – Net Proceeds of $47,282,373

On December 14, 2022, the Company completed a bought-deal prospectus offering of 6,250,000 flow-through common shares at a price of $8.00 per common share for gross proceeds of $50,000,000. The Company paid share issuance costs of $2,717,627 in cash of which $2,104,250 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,500,000.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2023
Uses of Funds:	$	$	$
Queensway Project work program	50,000,000	50,000,000	—
Total Uses	50,000,000	50,000,000	—

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Outstanding Share Data

On November 6, 2023, the Company completed a bought-deal prospectus offering of 7,725,000 flow-through common shares at a price of $7.25 per common share for gross proceeds of $56,006,250. The Company paid share issuance costs of $2,977,254 in cash of which $2,357,908 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $15,295,500.

On November 2, 2023, the Company issued 39,762 common shares with a value of $203,979 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

During the year ended December 31, 2023, the Company sold 3,552,224 common shares of the Company under the ATM program at an average price of $6.47 for gross proceeds of $22,980,338.

During the year ended December 31, 2023, 178,500 stock options were exercised at a weighted average exercise price of $0.74 per share for gross proceeds of $131,630.

Subsequent to December 31, 2023, the Company sold 2,217,353 common shares of the Company under the ATM program at an average price of $4.63 per share for gross proceeds of $10,262,236 or net proceeds of $10,021,027, and paid an aggregate commission of $241,209.

Subsequent to December 31, 2023, 6,375 stock options with an exercise price of $6.79 per share and 5,000 stock options with an exercise price of $5.68 per share expired.

As at December 31, 2023, there were 186,873,012 common shares issued and outstanding. As at the date of this report, there were 189,090,365 common shares issued and outstanding.

As at December 31, 2023, there were 12,279,125 stock options and no warrants outstanding. As at the date of this report, there were 12,467,750 stock options and no warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Year ended December 31,
	2023	2022
	$	$
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	18,000	266,737
Amounts paid to DigiGeoData Inc. (i) for corporate development and investor relations	—	1,800
Amounts paid to Notz Capital Corp. (ii) for corporate development and investor relations	104,637	—

(i)	EarthLabs Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President. DigiGeoData Inc. is a subsidiary of EarthLabs Inc.
(ii)	Notz Capital Corp. is a related entity of the Executive Chairman and Chief Executive Officer.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	Salaries and	Share-based		Year ended
	Consulting	compensation	Bonus	December 31, 2023
	$	$	$	$
Executive Chairman and Chief Executive Officer	388,800	—	129,600	518,400
President	272,160	—	90,720	362,880
Chief Financial Officer	116,640	—	38,880	155,520
Chief Operating Officer	252,720	—	84,240	336,960
Chief Development Officer	336,960	235,560	112,320	684,840
Non-executive directors	216,000	—	—	216,000
Total	1,583,280	235,560	455,760	2,274,600

	Salaries and	Share-based		Year ended
	Consulting	compensation	Bonus	December 31, 2022
	$	$	$	$
Executive Chairman and Chief Executive Officer	360,000	1,844,584	180,000	2,384,584
Former Chief Executive Officer	105,000	—	—	105,000
President	252,000	1,291,209	126,000	1,669,209
Chief Financial Officer	108,000	507,261	54,000	669,261
Chief Operating Officer	234,000	461,146	117,000	812,146
Chief Development Officer	182,000	391,207	78,000	651,207
Non-executive directors	113,110	1,390,778	—	1,503,888
Total	1,354,110	5,886,185	555,000	7,795,295

As at December 31, 2023, there was $18,888 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2022 - $276,016). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.

A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies.

In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing.

In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Province of Newfoundland and Labrador.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities.

Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”)  under which Palisades agreed to purchase the 13,500,000 common shares owned by ThreeD and the 4,000,000 common shares owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages. In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The parties had a mediation meeting on October 3, 2023, but were unable to settle the case. A trial date has been set for January 2025.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for in the financial statements for the year ended December 31, 2023.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring.  The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes. Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

The Company’s financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.  The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Critical Accounting Policies and Estimates

The Company prepares its financial statements using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at period end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)Critical accounting estimates

Valuation of Secured Notes

The fair value of secured notes at the issue date and the period end date is determined using the Hull-White model of interest rate uncertainty within a FINCAD Callable / Puttable Bond Model. The model involves various inputs to determine the fair value of the secured notes, including coupon rate, credit spread, mean reversion, rate volatility, riskless rates and redemption prices. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. These estimates impact the value of the secured notes recognized in the statement of financial position and revaluation adjustments recognized in the statement of loss and comprehensive loss during the period.

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature.

Reclamation provision

The valuation of any reclamation provision is subject to significant judgement and estimates. Assumptions, based on the current economic environment, are made to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the expenditures are actually incurred. The final cost of the reclamation provision currently recognized may be higher or lower than currently provided for.

(ii)Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were indicators of impairment as at June 30, 2023 and has impaired $8,000 (December 31, 2022 - $Nil) in exploration and evaluation assets. There were no additional indicators of impairment noted at December 31, 2023.

Determination of whether the Company has significant influence over investees

Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. Determination of whether the Company has significant influence over investees requires an assessment of the activities of the investee that significantly affect the investee's returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities can be influenced by the Company.

Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has significant influence over Kirkland Lake Discoveries Corp.

Impairment assessment for investment in associates

At each balance sheet date, management considers whether there is objective evidence of impairment in associates, including one or more loss events that would evidence a significant or prolonged decline in the fair value of the investment in an associate below the carrying value. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment and that loss event or events have a negative impact on the estimated future cash flows from the net investment that can be reliably estimated. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

The Company had significant influence over Kirkland Lake Discoveries Corp. during the period from May 25, 2023 to December 31, 2023 and as a result has accounted for it as an investment in associate during this period. Management has determined that there were indicators of impairment as at December 31, 2023 and has impaired $1,000,237 in its investment in Kirkland Lake Discoveries Corp.

Presentation of financial statements as a going concern

Presentation of the financial statements as a going concern which assumes that the Company will continue in operation for the foreseeable future, obtain additional financing as required, and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due involves significant judgment by management.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is subject to the credit through its investment in Maritime secured notes, in which case the maximum exposure to the credit risk is the full value of the secured notes of $2,454,300 at December 31, 2023. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2023, the Company has total liabilities of $19,076,473 and cash of $53,884,809 which is available to discharge these liabilities (December 31, 2022 – total liabilities of $27,213,612 and cash of $82,165,273). As at December 31, 2023, the Company must spend another $45,500,423 of Qualifying CEE by December 31, 2024 to satisfy its remaining current flow-through liability of $12,426,322.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2022.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts, secured notes, interest receivable, investments and accounts payable and accrued liabilities denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at December 31, 2023 would change the Company’s net loss by $334,274 as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant. Interest receivable on secured notes is subject to interest rate fluctuations, the interest rate risk is not material.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at December 31, 2023 would change the Company’s net loss by $359,659 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2022.

Capital management

The Company’s objectives when managing capital are:

●	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;
●	Pursue strategic growth initiatives; and
●	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2023 totalled $65,503,020 (December 31, 2022 - $83,473,900). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

There were no changes in the Company’s approach to capital management during the year ended December 31, 2023.

Management’s Report on Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
●	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's management evaluated the effectiveness of internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, the CEO and CFO concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2023.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “appears”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, “initial”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans;  expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;  the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and practices;  the Company’s expected reliance on key management personnel, advisors and consultants; effects of the conflict in Ukraine.

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

As of the date of this MD&A, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis For the years ended December 31, 2023 and 2022

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.